THIRD QUARTER REPORT 2004 - OCTOBER 26, 2004
Based on US GAAP and expressed in US dollars.

Barrick Earns $32 Million ($0.06 per share) in Third Quarter

Highlights

  Third quarter net income was $32 million, or $0.06 per share, and cash flow from operations was $152 million, or $0.28 per share.

  Third quarter production was 1.23 million ounces of gold at an average total cash cost of $218[1] per ounce, bringing year-to-date production to 3.79 million ounces of gold at an average total cash cost of $208 per ounce. The Company is on track with its original guidance to produce between 4.9 — 5.0 million ounces of gold for the year at an average total cash cost of $205 — $215 per ounce.

  Steady progress continues to be made on the development of Barrick's four new mines, with three of the mines planned to enter production next year. Barrick's development pipeline is driving a Company target of 6.8 — 7.0 million ounces of gold production in 2007.

  At Pascua-Lama, Barrick's fifth new mine that straddles the Chilean and Argentine border, the mining protocol was signed by both governments. The protocol resolves certain issues such as border crossings by personnel and materials.

  The Company is proceeding with the East Archimedes project, located at the Ruby Hill mine site in Nevada.

  The previously-announced $250-million project financing facility for Veladero was finalized with a group of commercial banks and export credit agencies. A total of $167 million has been drawn under the facility at September 30, 2004.

  The Company reduced its gold hedge position by 200,000 ounces in the quarter to 13.7 million ounces, leaving 84% of the Company's reserves[2] unhedged. To date in 2004, the Company has reduced its hedge book by 1.85 million ounces and will continue to opportunistically reduce its hedge position.

Barrick Gold Corporation today reported earnings of $32 million ($0.06 per share) and operating cash flow of $152 million for third quarter 2004, compared to earnings of $35 million ($0.07 per share) and operating cash flow of $187 million in the year-earlier period. The Company's earnings in third quarter 2004 included a $9-million after-tax non-hedge derivative gain and an after-tax opportunity cost of $9 million through a voluntary reduction of the Company's hedge position at realized prices below the average spot price. Third quarter 2004

[1] For an explanation of non-GAAP performance measures, refer to pages 27 - 30 of the Management's Discussion and Analysis found in the Third Quarter Report 2004.

2 Based on reserves calculated as at December 31, 2003 using an assumed price of $325 per ounce for gold and $4.75 per ounce for silver, except with respect to the Pascua-Lama project where reserves have been calculated as at June 30, 2004 using an assumed gold price of $350 per ounce and an assumed silver price of $5.50 per ounce and the East Archimedes project where reserves have been calculated as at September 30, 2004 using an assumed gold price of $350 per ounce. Reserve calculations have been performed by employees of Barrick under the supervision of René Marion, P.Eng., Vice President Technical Services of Barrick, and Alexander J. Davidson, P.Geo., Executive Vice President Exploration of Barrick. For additional information on reserves, see the most recent Annual Information Form / Form 40-F.

BARRICK THIRD QUARTER 2004	PRESS RELEASE

earnings were lower than the prior-year quarter due to lower gold sales and higher total cash costs offset in part by higher realized gold prices. As expected, in third quarter 2004 the Company produced slightly fewer ounces than the first and second quarters at total cash costs higher than full-year guidance, primarily due to mine sequencing at Pierina, and processing lower-grade ore at Eskay Creek, Hemlo and Bulyanhulu.

    Year-to-date 2004 net income was $92 million ($0.17 per share) and operating cash flow was $386 million, including an after-tax opportunity cost of $67 million through a voluntary 1.85 million ounce reduction of the Company's hedge position. This compares to net income of $123 million ($0.23 per share) and operating cash flow of $379 million in the year-earlier period.

    "Results for the quarter were steady and as expected, and we continue to make progress on building mines," said Greg Wilkins, President and Chief Executive Officer, "Although the industry has faced significant inflationary pressure, we remain on track to meet our production and total cash cost guidance for the year."

PRODUCTION AND COSTS

In third quarter 2004, Barrick produced 1.23 million ounces of gold at an average total cash cost of $218 per ounce, compared to 1.48 million ounces at $180 per ounce for the prior-year quarter. Year-to-date 2004 production was 3.79 million ounces of gold at an average total cash cost of $208 per ounce, compared to 4.21 million ounces at $186 per ounce for the prior-year period. The Company continues to have the lowest cash costs of the senior gold producers.

    The North American region had a solid production quarter, with only a slight decrease in production over the second quarter 2004. As expected, average total cash costs were higher than the first half due to higher costs at Hemlo and Eskay Creek, but the region is expected to meet its plan for full year 2004.

    In the South American region, third quarter 2004 production from Pierina was lower than in the first and second quarters and at higher total cash costs due to planned mine sequencing changes implemented during third quarter 2004. As previously indicated, full-year production is expected to be slightly lower than the original guidance for 2004 at slightly higher total cash costs.

    The Australian/African region performed well, with third quarter 2004 production exceeding second quarter 2004 production. Lower total cash costs at Kalgoorlie were offset by higher costs at Bulyanhulu. The region is expected to exceed its production plan for the year. Average total cash costs remained relatively constant in the third quarter 2004 as compared to the second quarter 2004.

    To mitigate the impact of rising fuel prices on total cash costs, the Company has put in place a fuel hedge position for a total of 2.2 million barrels (93.5 million gallons) of oil. These contracts will protect the equivalent of just under 50% of the Company's expected requirements over the next three years.

    The Company re-affirmed its expectations that 2004 production should be between 4.9 — 5.0 million ounces at an average total cash cost of $205 — $215 per ounce. Exploration, development and business development expense is expected to be $135 — $140 million, $10 million higher than the previous guidance, due primarily to additional drilling activity at a number of exploration properties. The Company expects to more than replace its reserves in 2004.

DEVELOPMENT PROJECTS UPDATE

Progress on all of Barrick's development projects is going well. The projects achieved a number of important milestones during the quarter keeping them on track for scheduled production commencement. The projects are encountering some inflationary cost pressure and the Company is working on a variety of fronts to mitigate the impact.

    Construction capital at Veladero in Argentina is expected to increase approximately 10 - 15% from the previous guidance of $475 million due to a number of factors including increases in commodity prices, such as fuel, concrete and steel; exchange rate variations; higher labor costs; increased winter operations costs and some preliminary changes to scope of the project. Estimated future total cash costs are also being affected by similar cost pressures. The Company is currently evaluating a
BARRICK THIRD QUARTER 2004	2	PRESS RELEASE

number of alternatives, which will mitigate a good portion of the cost increases, but may require some additional capital investment.

    The project completed its first winter season successfully with overall mine development approximately 50% complete. Production is expected to commence in late 2005. Construction of the plant facilities is well advanced and preparation of the valley fill leach facility embankment commenced during the quarter. The mining operations are ramping up and unanticipated ore was encountered in the waste cap. Resource drilling is showing some favorable results suggesting that the reserve has the potential to continue to increase.

    To date, Barrick has drawn down $167 million on its $250-million Veladero project financing with commercial banks and export credit agencies.

    Progress continues on schedule and on budget at the Lagunas Norte deposit in the Alto Chicama district in Peru, with overall mine development 55% complete. Production is expected to commence in the second half of 2005.

    The Company's Cowal project in Australia is progressing well. The project remains on budget and production is expected to commence in first quarter 2006.

    At the 70%-owned Tulawaka joint venture in Tanzania, construction is proceeding according to schedule. Site preparation and construction is progressing well, with start-up expected in first quarter 2005.

    Early in third quarter 2004, the Company announced that it was proceeding with the development of the Pascua-Lama project. Also during the quarter, the mining protocol for the Pascua-Lama project that straddles the Chilean and Argentine border was signed by the two governments. The protocol provides the framework for resolving issues such as border crossings by personnel and materials. Efforts at Pascua-Lama have been focused on community and government relations, permitting, protocol implementation and tax stability. Work continues on updating the environmental impact assessments which are expected to be filed by year end.

    A decision was made in September 2004 to proceed with the East Archimedes project, located at the Ruby Hill mine site in Nevada. An expected two-year construction phase will begin once permitting has been secured. East Archimedes reserves are comprised of proven reserves of 13.99 million tons at an average grade of 0.061 ounces per ton and probable reserves of 2.58 million tons at an average grade of 0.057 ounces per ton.

    In Nevada, Barrick has received all principal permits for the 115-megawatt natural gas-fired power plant that will supply its Goldstrike property. Early in fourth quarter 2004, an agreement was entered into with Wartsila to provide a turnkey power facility. Site preparation will commence in early November and delivery of the first engines is anticipated early in second quarter 2005. The plant is expected to commence operation in fourth quarter 2005.

MANAGEMENT APPOINTMENTS

In a move to continue to strengthen its management team, Barrick recently announced several executive appointments. John McDonough, a 20-year veteran with Barrick, has been named Vice President, Chile/Argentina and will focus on the development of Veladero and Pascua-Lama, as well as managing the regional business unit. John Shipp, a 36-year industry veteran was promoted to Vice President, Australia/Africa. He will focus on growing the regional business unit and optimizing the existing assets and development projects. George Potter joins the Company as Vice President, Capital Projects and will have oversight responsibility for Barrick's management of scoping, pre-feasibility, feasibility and development of major capital projects. Ron Kettles joins Barrick as Project Director, Pascua-Lama, and will be directly responsible for successful development of the project and will oversee the team charged with engineering and construction of this project.

GOLD SALES CONTRACTS

During the quarter, Barrick reduced its gold hedge position by 200,000 ounces, bringing the year-to-date reduction to 1.85 million ounces, exceeding its target of 1.5 million ounces. At quarter end, the Company's gold hedge position was 13.7 million ounces, leaving 84% of the
BARRICK THIRD QUARTER 2004	3	PRESS RELEASE

Company's reported proven and probable gold reserves unhedged.

    The Company has also reduced its silver hedge position to 15.9 million ounces, or about one year of silver production, at the end of third quarter 2004.

EXPLORATION UPDATE

During third quarter 2004, Barrick had drill programs underway on 23 properties3. Early stage exploration was carried out in all regions during the quarter, with less activity in Chile and Argentina due to winter conditions.

    In North America, drill programs continued at Goldstrike at the North and South Pit targets designed to convert existing resources to reserves as well as add new resources. Results continue to be positive, with significant open pit grade intersections encountered in 80% of the holes drilled to date. In addition, the Betze Drift project commenced in the third quarter. In addition to operating efficiencies, the strategic positioning of the drift will provide a drill base along the strike length of the North Post ore-body for resource definition and upgrade as well as provide a drill base for exploration drilling to the west of the drift and deep drilling. The drift is expected to be complete by the end of first quarter 2005. On the Rossi and Dee properties, an underground drill program to better define the Storm resource continued during the quarter, and a pre-feasibility study is in progress. A drill program commenced at Ruby Deeps, exploring for deeper, higher-grade mineralization below East Archimedes. At Gold Hill, the Phase II drill program was completed and results confirmed the geologic model. Metallurgical testwork is in progress and a resource update is planned for year end.

    In Peru, drill programs are in progress in the Alto Chicama District at Lagunas Sur and Alto La Bandera, located just south of Lagunas Norte. Geotechnical studies and testwork are planned at Lagunas Sur in the fourth quarter. Regional exploration is prioritizing areas for follow up.

    During the third quarter, regional compilation work was completed for the Frontera District in Chile/Argentina. Target areas were prioritized and a field program will be carried out in the fourth quarter, followed by an extensive drill program in 2005, including the Veladero and Pascua-Lama concessions as well as close proximity drill targets.

    In Africa, the Phase II drill program at Buzwagi (formerly Chocolate Reef), located about 80 kilometers south of Bulyanhulu, was completed during the quarter, with positive results. Additional drilling will be carried out to further evaluate extensions to the mineralization and a pre-feasibility study is underway to convert existing resources to reserve (for Canadian reporting purposes) as well as add resources. Exploration is also ongoing on properties in the Lake Victoria Goldfield and the Golden Ridge area, with drilling planned on some of the properties in the fourth quarter.

* * * *

Barrick's mission is to be the world's best gold company by finding, developing and producing quality gold reserves in a profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.

[3] Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK THIRD QUARTER 2004	4	PRESS RELEASE

BARRICK THIRD QUARTER 2004	5	PRESS RELEASE

Key Statistics
	Three months ended		Nine months ended
(in United States dollars)	September 30,		September 30,
(Unaudited)	2004	2003	2004	2003
Operating Results
Gold production (thousands of ounces)	1,232	1,479	3,789	4,209
Gold sold (thousands of ounces)	1,267	1,505	3,736	4,193
Per Ounce Data
Average spot gold price	$401	$364	$401	$354
Average realized gold price	395	365	383	358
Cash operating costs[3]	205	168	196	174
Total cash costs[1,3]	218	180	208	186
Amortization[3]	89	85	90	88
Total production costs[3]	307	265	298	274
Financial Results (millions)
Gold sales	$500	$549	$1,431	$1,499
Net income	32	35	92	123
Operating cash flow	152	187	386	379
Per Share Data (dollars)
Net income (basic and diluted)	0.06	0.07	0.17	0.23
Operating cash flow	0.28	0.35	0.72	0.71
Weighted average common shares outstanding (millions)[2]	533	534	535	534

	As at	As at
	September 30,	December 31,
	2004	2003
Financial Position (millions)
Cash and equivalents	$775	$970
Non-cash working capital	(32)	45
Long-term debt	867	719
Shareholders' equity	3,380	3,494

[1] Comprises cash operating costs, royalties and production taxes.
[2] Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.
[3] For an explanation of the use of non-GAAP performance measures refer to pages 27 to 30 of Management's Discussion and Analysis.

BARRICK THIRD QUARTER 2004	6	SUMMARY INFORMATION

Production and Cost Summary
	Production (attributable ounces)				Total Cash Costs (US$/oz)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2004	2003	2004	2003	2004	2003	2004	2003
North America
Open Pit	356,498	494,782	1,008,609	1,234,510	$247	$212	$254	$227
Underground	140,015	143,127	427,512	404,465	279	262	264	251
Goldstrike Property Total	496,513	637,909	1,436,121	1,638,975	255	222	257	234
Eskay Creek	59,835	87,377	216,240	268,683	63	9	40	62
Round Mountain	105,903	92,464	297,501	301,590	201	170	207	168
Hemlo	53,537	73,056	181,046	202,958	268	211	243	226
Holt-McDermott	15,149	24,099	54,578	66,312	157	202	197	248
Marigold	11,943	12,634	31,639	34,443	202	173	199	165
	742,880	927,539	2,217,125	2,512,961	229	195	225	207
South America
Pierina	133,132	215,237	551,861	705,871	118	81	99	81
Australia/Africa
Plutonic	72,259	96,420	230,604	245,714	221	179	214	192
Darlot	42,160	37,452	112,304	117,641	193	163	199	159
Lawlers	28,916	25,154	81,779	71,868	247	201	245	242
Kalgoorlie	128,873	109,306	334,201	320,600	224	195	228	207
	272,208	268,332	758,888	755,823	221	186	221	198
Bulyanhulu	83,347	67,940	261,303	234,814	279	277	270	229
	355,555	336,272	1,020,191	990,637	237	203	233	205
Total	1,231,567	1,479,048	3,789,177	4,209,469	$218	$180	$208	$186

					Total Production Costs (US$/oz)[1]
					Three months ended		Nine months ended
					September 30,		September 30,
(Unaudited)					2004	2003	2004	2003
Direct mining costs at market foreign exchange rates					$251	$201	$244	$204
Gains realized on currency hedge contracts					(20)	(11)	(20)	(10)
By-product credits					(26)	(22)	(28)	(20)
Cash operating costs					205	168	196	174
Royalties					10	9	10	9
Production taxes					3	3	2	3
Total cash costs					218	180	208	186
Amortization					89	85	90	88
Total production costs					$307	$265	$298	$274
[1] For an explanation of the use of non-GAAP performance measures refer to pages 27 to 30 of Management's Discussion and Analysis.

BARRICK THIRD QUARTER 2004	7	SUMMARY INFORMATION

OPERATING AND FINANCIAL SUMMARY

For the periods ended September 30
(in millions of US dollars, except per share and per ounce data)
Three months ended			Nine months ended
	2004	2003	2004	2003
Gold production
Ounces (thousands)	1,232	1,479	3,789	4,209
Total cash costs (dollars)A,C	$ 218	$ 180	$ 208	$ 186
Gold sales
Ounces (thousands)	1,267	1,505	3,736	4,193
$ millions	$ 500	$ 549	$ 1,431	$ 1,499
Spot gold price (dollars)A	401	364	401	354
Realized gold price (dollars)A	395	365	383	358
Net income	32	35	92	123
Net income per shareB	0.06	0.07	0.17	0.23
Operating cash flow	152	187	386	379

A Per ounce weighted average.
B Basic and diluted.
C For an explanation of the use of non-GAAP performance measures, refer to pages 27 to 30 of Management's Discussion and Analysis.

Financial Results

Gold sales volumes, realized gold prices, total cash costs per ounce, non-hedge derivative gains/losses, and gains on asset sales each had a significant effect on earnings for third quarter 2004, compared with the prior-year quarter.

Gold production for third quarter 2004 was in line with plan, but 17% lower than the prior-year quarter mainly due to the planned processing of lower-grade ore at Goldstrike Open Pit, Eskay Creek and Pierina. Total cash costs per ounce for third quarter 2004 were slightly higher than plan, and $38 per ounce higher than the prior-year quarter. The increase over the prior-year quarter was primarily due to the expected mining of lower-grade ore at Goldstrike Open Pit, Eskay Creek and Pierina, combined with the effect of changes in currency hedge rates on the Australian mines. The Company expects to meet its guidance for full year production of 4.9-5.0 million ounces at total cash costs of $205-$215 per ounce.

In third quarter 2004, as a result of a 16% decrease in ounces sold due to the lower production levels that was partly offset by higher realized gold prices, revenues decreased by $49 million when compared to the prior-year quarter. Realized gold prices were $395 per ounce, an increase of $30 per ounce over third quarter 2003, reflecting higher market gold prices. Realized gold prices in third quarter 2004 reflect the voluntary delivery of a portion of production into long-term gold hedge contracts at prices lower than prevailing market prices. In third quarter 2004, the gold hedge position was reduced by 0.2 million ounces to 13.7 million ounces as Barrick continued to deliver a portion of its gold production against hedge contracts in order to continue to reduce its hedge position.

In third quarter 2004, the Company recorded a non-hedge derivative gain of $8 million ($9 million after tax), compared to a loss of $21 million ($22 million after tax) in the prior-year quarter. The gains/losses arose mainly on non-hedge interest rate contracts due to the effect of movements in US dollar interest rates and gold lease rates.

Third quarter 2004 earnings included $2 million in after-tax gains on asset sales versus after-tax gains of $8 million in third quarter 2003.

Operating cash flow was lower in third quarter 2004 than the prior-year quarter primarily due to the combined effect of lower gold sales volumes and higher total cash costs, partly offset by higher realized gold prices.

Earnings in both years included various items that significantly impacted the comparability of results. These items are summarized below to assist the reader in understanding the effect of the items on earnings and more information on the items is included within Management's Discussion and Analysis.

Effect on earnings increase (decrease)
	Three months ended September 30				Nine months ended September 30
($millions)	2004		2003		2004		2003
	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax
Non-hedge derivative gains (losses)	$8	$9	$(21)	$(22)	$(1)	$3	$25	$23
Gains on asset sales	2	2	12	8	5	4	29	20
Gains (losses) on investments	-	-	5	5	1	1	(3)	(3)
Impairment charge on royalty interest	(8)	(5)	-	-	(8)	(5)	-	-
Severance costs	-	-	(3)	(2)	(1)	(1)	(8)	(6)
Change in asset retirement obligation estimates	(3)	(2)	(4)	(4)	(3)	(2)	(4)	(4)
Impact of changes in reserve estimates at Dec.
31/03 on amortization expense	6	4	-	-	19	14	-	-
Cumulative effect of accounting changes	-	-	-	-	-	-	(17)	(17)
Tax credits	8	8	-	-	38	38	21	21
Foreign currency translation gains (losses)	3	3	(1)	(1)	4	4	(6)	(6)

BARRICK THIRD QUARTER 2004	8	OPERATING AND FINANCIAL SUMMARY

Regional Operating and Developing Segments

North America	Production		Total Cash Costs - per Gold		Total Cash Costs -
	(attributable ounces)		Institute Production Cost		per US GAAP
			StandardA($/oz)		($/oz)
For the three months ended September 30	2004	2003	2004	2003	2004	2003
Goldstrike
Open Pit	356,498	494,782	$247	$212	$248	$213
Underground	140,015	143,127	279	262	280	262
Goldstrike property total	496,513	637,909	255	222	256	223
Eskay Creek	59,835	87,377	63	9	64	10
Round Mountain (50% owned)	105,903	92,464	201	170	205	174
Hemlo (50% owned)	53,537	73,056	268	211	269	212
Holt-McDermott	15,149	24,099	157	202	157	202
Marigold (33% owned)	11,943	12,634	202	173	202	173
	742,880	927,539	$229	$195	$231	$197

For the nine months ended September 30	2004	2003	2004	2003	2004	2003
Goldstrike
Open Pit	1,008,609	1,234,510	$254	$227	$256	$229
Underground	427,512	404,465	264	251	265	252
Goldstrike property total	1,436,121	1,638,975	257	234	259	235
Eskay Creek	216,240	268,683	40	62	41	62
Round Mountain (50% owned)	297,501	301,590	207	168	212	172
Hemlo (50% owned)	181,046	202,958	243	226	244	227
Holt-McDermott	54,578	66,312	197	248	198	250
Marigold (33% owned)	31,639	34,443	199	165	200	167
	2,217,125	2,512,961	$225	$207	$227	$208

A For an explanation of the use of non-GAAP performance measures, refer to pages 27 to 30.

In third quarter 2004, production was in line with plan, but total cash costs per ounce were slightly higher than plan primarily because of higher costs at Goldstrike Underground and Hemlo. The region produced 20% less gold in third quarter 2004 compared with the prior-year quarter mainly because of planned mining of lower-grade ore at the Goldstrike Open Pit. When compared to the prior-year quarter, total cash costs per ounce were 17% higher as a result of the lower production levels and planned mining of lower-grade ore at Goldstrike. The region is expected to meet its production plan for the full year 2004, and be within the range of guidance for total cash costs as lower costs at Eskay Creek are expected to be partly offset by slightly higher costs at Hemlo.

Total cash costs for the North America Region were not significantly affected by changes in market currency exchange rates or fuel prices. The Company has protected substantially all of its total cash costs that are denominated in Canadian dollars through its currency hedge program, and a significant portion of its expected consumption of fuel over the next two to three years through its fuel hedge program.

Goldstrike, United States

Gold production at the open pit was higher than plan in third quarter 2004, and total cash costs were in line with plan. The Company processed more ore from the open pit as a substitute for ore from the underground mine. With the planned mining of lower-grade ore during 2004, production was 28% lower and total cash costs were 17% higher than the prior-year quarter.

At the underground mine, production was below plan due to lower than planned availability of the Rodeo backfill raise, a change in the mining sequence and a lower mining rate. Total cash costs per ounce were 16% higher than plan due to the lower production volumes and higher backfill haulage costs. Production was similar to the prior-year quarter but total cash costs per ounce were 6% higher than plan due to the lower volumes of ore processed.

The Goldstrike property is expected to achieve its production plan for the full year.

BARRICK THIRD QUARTER 2004	9	OPERATING AND FINANCIAL SUMMARY

Eskay Creek, Canada

Production for third quarter 2004 was lower than plan due to mining in areas that had lower than expected ore grades. Total cash costs per ounce were better than plan due to higher by-product credits caused by the positive impact of higher silver prices on the value of silver contained in ore processed. The mine is expected to be slightly below plan for production for the year, but at lower total cash costs because of higher than planned silver by-product credits. Compared to the prior-year quarter, as expected, production was 32% lower because the quantity of ore processed was 13% lower, and ore grades were 25% lower. Total cash costs per ounce were lower in the prior-year quarter because higher silver content in the ore led to higher by-product credits in 2003.

Round Mountain, United States

Production and total cash costs were both higher than plan in third quarter 2004. Production was positively impacted by the recovery of gold from leach pads where ore was placed in prior years. Total cash costs per ounce were impacted by higher than plan usage of cyanide and other consumables. Round Mountain is expected to exceed its production plan for the full year, at total cash costs within the range of guidance. Compared to the prior-year quarter, gold production was higher due to increased quantities of ore processed, partly offset by an expected decline in ore grades. Total cash costs per ounce increased by 18% compared to the prior-year quarter as a result of mining lower-grade ore and higher cyanide and other consumables usage in 2004. Also, in third quarter 2003, higher volumes of low-cost leach pad ounces were mined in comparison with third quarter 2004 when the mine processed greater quantities of low-grade stockpiled ore at higher total cash costs per ounce.

Hemlo, Canada

Production was lower than plan and total cash costs were higher than plan in third quarter 2004. Ground stability issues caused mining to occur in lower-grade areas of the mine. For the full year, the mine is expected to marginally underperform against plan. The mine produced 27% less gold than the prior-year quarter due to a 25% decline in ore grades, which also resulted in 27% higher total cash costs.

Holt-McDermott, Canada

In October 2004, Barrick closed the sale of the Holt-McDermott mine, adjacent land holdings and the mill and mill-related facilities to Newmont Canada Limited. Newmont will assume the asset retirement and other environmental obligations associated with the mine. A gain on disposal of $2 million will be recorded in fourth quarter 2004.

Nevada Power Plant

In Nevada, Barrick has received principal permits for the 115-megawatt natural gas-fired power plant that will supply its Goldstrike property. Early in fourth quarter 2004, an agreement was entered into with Wartsila to provide a turnkey power facility. Site preparation will commence in early November and delivery of the first engines is anticipated early in second quarter 2005. The plant is expected to commence operation in fourth quarter 2005.

East Archimedes, United States

In September 2004, a decision was made to proceed with the East Archimedes project at Ruby Hill. An expected two-year construction phase will begin once permitting has been secured. Archimedes reserves are comprised of proven reserves of 13.99 million tons at an average grade of 0.061 ounces per ton and probable reserves of 2.58 million tons at an average grade of 0.057 ounces per ton.

BARRICK THIRD QUARTER 2004	10	OPERATING AND FINANCIAL SUMMARY

South America
			Total Cash Costs- per Gold		Total Cash Costs -
Pierina Mine	Production		Institute Production Cost		per US GAAP
	(attributable ounces)		StandardA ($/oz)		($/oz)
For the periods ended September 30	2004	2003	2004	2003	2004	2003
Three months ended	133,132	215,237	$118	$81	$124	$84
Nine months ended	551,861	705,871	$99	$81	$104	$84

A For an explanation of the use of non-GAAP performance measures, refer to pages 27 to 30.

Pierina, Peru

Production was in line with plan, but total cash costs were 16% higher than plan in third quarter 2004 due to the processing of lower-grade ore. Access to higher-grade areas of the ore body was delayed due to a change in the mining plan to adjust for minor pit slope instability in the west pit wall. Higher fuel prices and lower byproduct credits, due to lower quantities of silver contained in the ore processed in 2004, also contributed to total cash costs per ounce being slightly higher than plan. Production in 2004 is expected to be slightly lower than plan at slightly higher total cash costs for the full year. Compared to the prior-year quarter, as expected, production was 38% lower and total cash costs per ounce were 46% higher, due to the mining of lower-grade ore in 2004.

Lagunas Norte, Alto Chicama District in Peru

The project remains on schedule for its first gold pour in the second half of 2005. Highlights during third quarter 2004 include:

  Construction of the overall Project was about 55% complete, with about 4,000 workers on-site.
  Capital of $83 million was spent, of which $34 million relates to the purchase of the mine fleet, main auxiliary mine equipment and other mine equipment.
  The leach pad construction is underway.
  Access road construction was completed.
  The power line construction is now about 70% complete and the electric towers have been erected.

Veladero, Argentina

The project remains on schedule for its first gold pour in late 2005. Construction of the plant facilities is well advanced and preparation of the valley fill leach facility embankment commenced during the quarter. The mining operations are ramping up and unanticipated ore was encountered in the waste cap. Construction capital is expected to increase approximately 10 - 15% from the previous guidance of $475 million due to a number of factors including: increases in commodity prices, such as fuel, concrete and steel; exchange rate variations; higher labor costs; increased winter operations costs and some preliminary changes to the scope of the project. Estimated future total cash costs are also being affected by similar cost pressures. The Company is currently evaluating a number of alternatives which will mitigate a good portion of the cost increases, but may require some additional capital investment. Highlights during third quarter 2004 include:

  Capital of $65 million was spent and the overall project is about 50% complete.
  Internal mine road construction is now 68% complete.
  Work on the interior of the truck shop building continued with completion expected in fourth quarter 2004.
  Concrete installation in the crushing facilities is progressing on schedule.
  Construction of the assay lab is almost complete.
  Pre-strip activities are behind schedule due to poor weather, delays in equipment deliveries and lower initial equipment productivity. Plans have been implemented to address the shortfall and the pre-strip is expected to be completed to enable production startup by late 2005.
  The permit for the leach pad embankment was received with the additional required sectoral permits expected in due course.

Pascua-Lama, Chile/Argentina

At Pascua-Lama, efforts have been focused on community/government relations, permitting, protocol implementation and tax stability. Highlights during third quarter 2004 include:

  The mining protocol for the project that straddles the border of Chile and Argentina was signed by both governments. The protocol provides the framework for resolving certain issues such as border crossings by personnel and materials.
  Work continues on updating the environmental impact assessments, which are expected to be filed by year end.
BARRICK THIRD QUARTER 2004	11	OPERATING AND FINANCIAL SUMMARY

Australia/Africa
			Total Cash Costs - per Gold		Total Cash Costs -
	Production		Institute Production Cost		per US GAAP
	(attributable ounces)		StandardA ($/oz)		($/oz)
For the three months ended September 30	2004	2003	2004	2003	2004	2003
Kalgoorlie (50% owned)	128,873	109,306	$224	$195	$233	$197
Plutonic	72,259	96,420	221	179	223	179
Darlot	42,160	37,452	193	163	194	163
Lawlers	28,916	25,154	247	201	249	202
	272,208	268,332	221	186	226	187
Bulyanhulu	83,347	67,940	279	277	280	279
	355,555	336,272	$237	$203	$241	$204

For the nine months ended September 30	2004	2003	2004	2003	2004	2003
Kalgoorlie (50% owned)	334,201	320,600	$228	$207	$232	$210
Plutonic	230,604	245,714	214	192	215	192
Darlot	112,304	117,641	199	159	199	159
Lawlers	81,779	71,868	245	242	246	243
	758,888	755,823	221	198	223	199
Bulyanhulu	261,303	234,814	270	229	299	230
	1,020,191	990,637	$233	$205	$242	$207

A For an explanation of the use of non-GAAP performance measures, refer to pages 27 to 30.

Gold production in third quarter 2004 was higher than plan mainly due to the mining of higher-grade ore at Kalgoorlie. Total cash costs per ounce were also higher than plan mainly due to higher costs at Plutonic and Bulyanhulu. For the full year, the region is expected to exceed its production plan, and total cash costs are expected to be at the high end of the range of guidance. In third quarter 2004, gold production was 6% higher than the prior-year quarter as higher production at Kalgoorlie and Bulyanhulu was partly offset by lower production from Plutonic. Total cash costs per ounce were 17% higher than the prior-year quarter mainly because of the processing of lower-grade ore at Plutonic, combined with the effect of changes in Australian dollar currency hedge rates.

Total cash costs were not significantly affected by changes in market currency exchange rates because they are protected through the currency hedge program. However, total cash costs in 2004 increased because the average rates under currency hedge contracts designated for 2004 were higher than 2003. The average exchange rate under the hedge contracts in third quarter 2004 was $0.57 compared to $0.55 in third quarter 2003.

Kalgoorlie, Australia

Production and total cash costs were better than plan in third quarter 2004 due to higher than expected ore grades. Kalgoorlie is expected to produce more gold than plan for the full year, with total cash costs at the low end of the range of guidance for the full year. Compared with the prior-year quarter, gold production was 18% higher due to the processing of more higher-grade open-pit ore. Although ore grades were better in third quarter 2004, total cash costs per ounce were 15% higher than third quarter 2003 primarily due to higher maintenance costs, higher fuel prices, and the effect of currency hedge rates.

Plutonic, Australia

Production during third quarter 2004 was lower than plan and total cash costs were higher than plan primarily due to the mining of greater quantities of lower-grade open-pit ore. Temporary problems with ground conditions restricted mining of higher-grade ore in the Timor underground area, and consequently the mine processed more open-pit ore than planned. The mine is expected to achieve its production plan for the year, but at slightly higher total cash costs due to the mining of more lower-grade pit ore than plan. Compared with the prior-year quarter, gold production was 25% lower mainly due to a 20% decrease in ore tons processed and 6% lower ore grades. In 2003, ore tons processed were higher because a secondary mill was operating but the secondary mill ceased operating in mid-2004. Total cash costs were 23% higher than the prior-year quarter due to the combined effect of processing lower-grade ore, higher fuel costs and the effect of currency hedge rates.

BARRICK THIRD QUARTER 2004	12	OPERATING AND FINANCIAL SUMMARY

Darlot, Australia

Gold production for third quarter 2004 was higher than plan due to better than expected ore grades, combined with slightly higher processing rates than plan, partly offset by slightly lower gold recovery rates due to higher sulphide content in the ore. Total cash costs were in line with plan. Darlot is expected to meet its plan for the full year. Compared with the prior-year quarter, gold production was 13% higher due to the processing of higher-grade ore in 2004. Although ore grades were better in 2004, total cash costs per ounce were 18% higher due to unscheduled maintenance of the site generator, and the effect of currency hedge rates.

Bulyanhulu, Tanzania

Gold production in third quarter 2004 was lower than plan and total cash costs were higher than plan. Both production and total cash costs were impacted by higher ore dilution, which caused a 15% decline in ore grades processed compared with plan. Bulyanhulu is expected to slightly underperform against its plan for the full year due to the higher ore dilution that has led to lower processed ore grades. Compared with the prior-year quarter, gold production was 23% higher mainly because increased quantities of ore were processed with improved mill performance. Total cash costs per ounce in third quarter 2004 were slightly higher than the prior-year quarter as a result of higher mine site administration costs, and underground maintenance costs, partly offset by higher copper by-product credits due to higher market copper prices.

Cowal, Australia

The Cowal project is targeted for its first gold pour in first quarter 2006. Highlights during third quarter 2004 include:

  Capital expenditures were $13 million. Capital expenditures of $11 million originally expected to take place in 2006 have been brought forward to 2005 to maximize construction efficiencies.
  The pipeline for water supply has been completed.
  Bulk excavation of the process plant site has been completed and backfilling has started.
  Pit dewatering is progressing and the pipeline supply contract for pit dewatering was awarded.
  Engineering is progressing with the completion of detailed drawings for the mills and leach tanks.
  Purchase orders were placed for major mining equipment items.
  The construction contract of the electricity transmission line was awarded to a contractor and the construction of the conductor and power poles has begun.
  The principal authorizations necessary for construction of Cowal have been obtained or are in process, with the additional required sectoral permits expected in due course.

Tulawaka, Tanzania

The 70%-owned Tulawaka project is on schedule to begin production in first quarter 2005. Highlights during third quarter 2004 include:

  Capital expenditures were $12 million.
  Earthworks are progressing well with completion of the main access road and dams for water storage and storm water management. Full clearance of the open-pit and waste rock storage area, development of the process plant and ROM pad, as well as ongoing earthworks at the tailings pond, were also completed.
  The mining contract has been awarded to an external contractor.
  Following rain shortfalls, the drainage system to collect rainwater has been expanded to ensure adequate water supply for operations.
  The principal authorizations necessary for construction of Tulawaka have been obtained, with the additional required sectoral permits expected in due course.
BARRICK THIRD QUARTER 2004	13	OPERATING AND FINANCIAL SUMMARY

Consolidated Statements of Income
	Three months ended		Nine months ended
Barrick Gold Corporation	September 30,		September 30,
(in millions of United States dollars, except per share data) (Unaudited)	2004	2003	2004	2003
Gold sales (notes 4 and 5)	$500	$549	$1,431	$1,499
Costs and expenses
Cost of sales and other operating expenses[1] (note 6)	298	290	841	824
Amortization (note 4)	117	134	352	390
Administration	18	21	57	63
Exploration, development and business development	38	38	101	101
	471	483	1,351	1,378

Other income/expense (note 7)	6	24	31	39
Interest expense	(6)	(12)	(18)	(36)
Non-hedge derivative gains (losses) (note 11E)	8	(21)	(1)	25
Income before income taxes and other items	37	57	92	149
Income tax expense (note 8)	(5)	(22)	-	(9)
Income before cumulative effect of changes in accounting principles	32	35	92	140
Cumulative effect of changes in accounting principles (note 3)	-	-	-	(17)
Net income for the period	$32	$35	$92	$123

Earnings per share data (note 9):
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.06	$0.07	$0.17	$0.26
Net income
Basic and diluted	$0.06	$0.07	$0.17	$0.23

[1] Exclusive of amortization (note 6).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2004	14	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
	Three months ended		Nine months ended
Barrick Gold Corporation	September 30,		September 30,
(in millions of United States dollars) (Unaudited)	2004	2003	2004	2003
OPERATING ACTIVITIES
Net income for the period	$32	$35	$92	$123
Amortization (note 4)	117	134	352	390
Non-hedge derivative (gains) losses	(8)	21	1	(25)
Deferred income tax expense (credit) (note 8)	2	(20)	(33)	(65)
Other items (note 12)	9	17	(26)	(44)
Net cash provided by operating activities	152	187	386	379
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(218)	(81)	(536)	(216)
Sales proceeds	3	23	11	38
Purchase of investments (note 13)	-	-	(45)	-
Other items	(4)	-	(7)	-
Net cash used in investing activities	(219)	(58)	(577)	(178)
FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	3	8	29	11
Repurchased for cash (note 17A)	-	(91)	(95)	(154)
Long-term debt
Proceeds (note 16)	167		167
Repayments	-	-	(27)	(9)
Dividends	-	-	(59)	(60)
Other items	(16)	-	(16)	-
Net cash provided by (used in) financing activities	154	(83)	(1)	(212)
Effect of exchange rate changes on cash and equivalents	3	1	(3)	6
Net increase (decrease) in cash and equivalents	87	46	(192)	(11)
Cash and equivalents at beginning of period	685	992	970	1,044
Cash and equivalents at end of period	$775	$1,039	$775	$1,039

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2004	15	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at September 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2004	2003
ASSETS
Current assets
Cash and equivalents	$775	$970
Accounts receivable	75	69
Inventories (note 13)	183	157
Other current assets (note 13)	138	169
	1,171	1,365
Investments (note 13)	144	127
Property, plant and equipment (note 14)	3,326	3,131
Capitalized mining costs (note 15)	230	235
Unrealized fair value of derivative contracts (note 11C)	207	256
Other assets	307	248
Total assets	$5,385	$5,362
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$310	$245
Other current liabilities	118	105
	428	350
Long-term debt (note 16)	867	719
Other long-term obligations	546	569
Deferred income tax liabilities	164	230
Total liabilities	2,005	1,868
Shareholders' equity
Capital stock (note 17)	4,109	4,115
Deficit	(721)	(694)
Accumulated other comprehensive income (loss) (note 10)	(8)	73
Total shareholders' equity	3,380	3,494
Contingencies (note 19)
Total liabilities and shareholders' equity	$5,385	$5,362

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2004	16	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)	2004	2003
Common shares (number in millions)
At January 1	535	542
Issued for cash/on exercise of stock options	2	1
Repurchased for cash (note 17A)	(5)	(9)
At September 30	532	534
Common shares (dollars in millions)
At January 1	$4,115	$4,148
Issued for cash/on exercise of stock options	29	16
Repurchased for cash (note 17A)	(35)	(67)
At September 30	$4,109	$4,097
Deficit
At January 1	$(694)	$(689)
Net income	92	123
Dividends	(59)	(60)
Repurchase of common shares[1]	(60)	(87)
At September 30	$(721)	$(713)
Accumulated other comprehensive loss (note 10)	$(8)	$(12)
Total shareholders' equity at September 30	$3,380	$3,372

[1] Represents the excess of cash paid over the average book value repurchased as part of the share buyback plan (note 17A).

Consolidated Statements of Comprehensive Income
	Three months ended		Nine months ended
Barrick Gold Corporation	September 30,		September 30,
(in millions of United States dollars) (Unaudited)	2004	2003	2004	2003
Net income	$32	$35	$92	$123
Foreign currency translation adjustments (note 10)	-	(4)	-	(5)
Transfers of hedge gains to earnings (note 10)	(19)	(19)	(55)	(44)
Hedge ineffectiveness transferred to earnings (note 10)	-	(3)	(2)	(7)
Change in fair value of cash flow hedges (note 10)	48	2	(5)	149
Impairment charges on available-for-sale securities (note 10)	-	-	1	7
Change in fair value of available-for-sale securities (note 10)	7	10	(20)	13
Comprehensive income	$68	$21	$11	$236

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2004	17	FINANCIAL STATEMENTS

Management's Discussion and Analysis

This portion of the Quarterly Report, in combination with the Operating and Financial Summary, provides a discussion and analysis of the financial condition and results of operations ("Management's Discussion and Analysis") to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2004, in comparison to the corresponding prior-year periods. This Management's Discussion and Analysis has been prepared as of October 20, 2004. The unaudited consolidated interim financial statements prepared in accordance with US generally accepted accounting principles (US GAAP) are on pages 14 to 17. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2004 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2003, the related annual Management's Discussion and Analysis included in the 2003 Annual Report, as well as the first quarter 2004 and second quarter 2004 reports, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this Management's Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in this Management's Discussion and Analysis are in millions of US dollars, unless otherwise specified.

INCOME STATEMENT

Gold Production and Sales

In third quarter 2004, production from Barrick's portfolio of mines was in line with plan, but, as expected, 17% less than the prior-year quarter, as lower production at Goldstrike, Pierina, Eskay Creek, Hemlo and Plutonic was partly offset by higher production at Bulyanhulu and Kalgoorlie. Ounces sold decreased by 16% compared to the prior-year quarter due to the lower production levels. Beginning in 2005 and through 2007, as its development projects commence production, the Company is targeting its annual production profile to rise to between 6.8 and 7.0 million ounces by 2007.

By choosing to deliver most of its gold production into the gold spot market, Barrick realized an average price of $395 per ounce for the quarter, compared to $365 per ounce in third quarter 2003 when average market gold prices were lower (third quarter 2004 - $401 per ounce, third quarter 2003 - $364 per ounce). The price realized for gold sales for the remainder of 2004 will depend upon market conditions and the selling prices of any gold sales contracts into which the Company voluntarily delivers, and could be below average spot market prices.

Cost of Sales and Other Operating Expenses
Total cash costs for the period ended Sept. 30 (dollars per ounce)
	Three months		Nine months
	2004	2003	2004	2003
Cost of salesA	$251	$201	$244	$204
Currency hedge gains	(20)	(11)	(20)	(10)
By-product credits	(26)	(22)	(28)	(20)
Cash operating costs	205	168	196	174
Royalties	10	9	10	9
Production taxes	3	3	2	3
Total cash costsB	$218	$180	$208	$186

A At market currency exchange rates.
B For an explanation of the use of non-GAAP performance measures, refer to pages 27 to 30.

As expected, total cash costs for third quarter 2004 were higher than the full-year guidance, primarily due to mine sequencing changes at Pierina, and processing lower-grade ore at Eskay Creek, Hemlo and Bulyanhulu. Also as expected, total cash costs in third quarter 2004 were higher than the prior-year quarter, due to the processing of lower-grade ore at Goldstrike Open Pit, Eskay Creek and Pierina, combined with the effect of changes in currency hedge rates on the Australian mines.

Currency Hedging

Like many other gold producers, the Company's operations in Australia and Canada were affected by the performance of the Australian and Canadian dollar against the US dollar because a portion of its cash operating costs are denominated in local currencies. The Company's currency hedge positions provide a level of protection for its Australian and Canadian dollar operating costs and capital expenditures for about the next two and a half years.

At September 30, 2004, the Company had approximately C$740 million of its Canadian dollar exposures hedged at an average rate of $0.69 and approximately A$1.6 billion of its Australian dollar exposures hedged at an average rate of $0.62. The Company may add to its currency hedge position during the remainder of 2004, subject to market conditions.

Fuel Hedging

Over the next three years the Company expects to consume about 1.3 - 1.7 million barrels of fuel annually at its operations. To protect against the impact of rising fuel prices on the Company's total cash costs, and also on construction activities, at its North and South America operating mines and development projects, the Company

BARRICK THIRD QUARTER 2004	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

has put in place a fuel hedge position for a total of 2.2 million barrels, as disclosed in note 11 to the Financial Statements. The fuel hedge contracts will help protect the Company from the effect of rising oil prices on total cash costs and construction costs over the next three years. The Company may add to the fuel hedge position during the remainder of 2004, subject to market conditions.

Amortization

Amortization expense mainly arises on property, plant and equipment at Barrick's operating mines. The majority of these assets are amortized on a units of production basis. Amortization expense is affected by the overall quantity of gold produced and sold, changes in reserve estimates, and the mix of production from its mines. The combined effect of a 16% decrease in ounces sold, a change in production mix, and reserve increases at the end of 2003 caused an overall $17 million decrease in amortization expense in third quarter 2004 compared to the prior-year quarter. In third quarter 2004, amortization was $89 per ounce, slightly higher than third quarter 2003 when the Company produced and sold more gold at the Goldstrike Open Pit, which has a relatively low amortization expense on a per ounce basis. For details of the impact of changes in reserve estimates on amortization expense in 2004, refer to page 22. For an explanation of how the Company calculates amortization per ounce, refer to page 30.

Administration

In third quarter 2004, administration costs were $3 million lower than the prior-year quarter primarily due to the effect of severance costs incurred in third quarter 2003.

Exploration, Development and Business
Development Expense
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Exploration costs
North America	$ 7	$ 4	$ 19	$ 8
Australia/Africa	9	3	18	12
South America	4	5	14	13
Other countries	2	1	5	3
	22	13	56	36
Mine development costs
Veladero	-	7	-	18
Lagunas Norte	-	7	9	21
Other projects	7	8	16	16
	7	22	25	55
Mine start-up costs
Veladero	3	-	3	-
Lagunas Norte	2	-	2	-
	5	-	5	-
Business development/other	4	3	15	10
	$ 38	$ 38	$ 101	$ 101

In third quarter 2004, Barrick spent more on its exploration program than in the prior-year quarter. Higher activity at the Rossi property and various targets at Goldstrike, Eskay Creek and Round Mountain led to an increase in North America. Higher activity in Tanzania, primarily at the Buzwagi project, led to an increase in Australia/Africa.

Under US GAAP, mine development costs are not capitalized until after mineralization is classified as a proven and probable reserve in accordance with SEC rules. The Company expensed mine development costs at Veladero until October 1, 2003, and at Lagunas Norte until April 30, 2004, when the projects achieved the criteria needed to classify material as a reserve under SEC rules. In 2004, mine development costs at Veladero have been capitalized. At Lagunas Norte, the Company capitalized mine development costs from May 1, 2004 onwards.

Exploration, development and business development expense is now expected to be about $135-$140 million for the full year, $10 million higher than the previous guidance, due primarily to additional activity at a number of exploration properties. This guidance reflects present funding plans for various exploration projects. Barrick may spend more or less on these projects, depending on the results of ongoing exploration activities, and may also fund other exploration projects not presently included in its plans.

Interest Expense

Barrick incurred $12 million in interest costs in both third quarter 2004 and third quarter 2003. Following the decision to proceed with the Pascua-Lama project, the Company began capitalizing interest on this project in third quarter 2004. In third quarter 2004, the Company capitalized $6 million of interest at Veladero, Cowal, Lagunas Norte, Pascua-Lama and Tulawaka, and expensed $6 million. In third quarter 2003 all interest costs were expensed.

Barrick uses interest rate swaps to manage the effective rates of interest it pays on its long-term debt. Barrick has taken advantage of low floating market interest rates to convert the fixed 7.5% interest rate on its $500 million debenture to floating rates, and also to fix the interest rate on its Bulyanhulu financing for the remaining term at a rate of about 7.8%.

The Company finalized project financing for Veladero in third quarter 2004, and expects to issue further new long-term debt obligations by the end of 2004, as described on page 21. The Company expects that the earnings impact of any extra interest it incurs on any new debt obligations in 2004 will be largely offset by extra

BARRICK THIRD QUARTER 2004	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

interest income, and interest capitalized at Pascua-Lama in the second half of 2004. The actual amount of interest incurred and expensed could vary due to any changes in the planned timing and amount of new debt issued, as well as changes in market interest rates.

Other Income/Expense

In third quarter 2004, Barrick earned interest income of $7 million, $2 million lower than in third quarter 2003, primarily due to lower average cash balances in third quarter 2004. Through the use of interest-rate swaps, the Company earned a fixed rate of 3.4% in third quarter 2004 on most of its cash balances, with any excess cash balances earning interest at market interest rates.

In third quarter 2004, the Company recorded pre-tax gains of $2 million on the sale of various assets, compared to pre-tax gains of $17 million on various assets and investments in the prior-year quarter. Barrick may dispose of all or a part of its interests in certain assets in 2004, including various land parcels in the United States. These potential transactions could give rise to gains or losses on disposal that would generally be reflected in earnings of the period in which a transaction closes. In August 2004, the Company entered into an agreement to sell a parcel of timber land in the United States for $27 million that, subject to fourth quarter closing, would lead to the recognition of an estimated pre-tax gain of $27 million in fourth quarter 2004. The Company is also discussing a potential earn-in arrangement on the Kabanga Nickel project with Falconbridge that may result in a small gain to be recorded in earnings on closing.

Non-Hedge Derivative Gains and Losses

Non-hedge derivative gains and losses arise on derivative instruments, used in Barrick's risk management strategy, that do not qualify for hedge accounting treatment. The gains and losses occur primarily because of changes in commodity prices, currency exchange rates and interest rates. Non-hedge derivative gains and losses do not include any unrealized mark-to-market gains or losses on the Company's forward gold and silver sales contracts. Non-hedge derivative gains of $8 million in third quarter 2004, and losses of $21 million in the prior-year quarter, related primarily to the impact of changes in US dollar interest rates and gold lease rates on non-hedge interest rate contracts.

Income Taxes

Income tax expense of $5 million in third quarter 2004 was lower than third quarter 2003 mainly due to the higher levels of pre-tax income in third quarter 2003, as well as the impact of non-hedge derivative gains and losses in a low tax-rate jurisdiction, and tax credits recorded in third quarter 2004.

The Company's underlying effective tax rate of 28% was higher in 2004 than in 2003 primarily due to higher market gold prices. Should spot gold prices for 2004 average about $400 per ounce, the Company expects its underlying effective tax rate in 2004 to be about 28%. The expected underlying tax rate excludes the effect of gains and losses on non-hedge derivatives; the effect of delivering into forward gold sales contracts at prices below prevailing market prices; the effect of any tax credits arising from the change in Australian tax regime; and the release of deferred tax valuation allowances.

Income tax expense is affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a continued positive trend in gold prices may result in further releases of valuation allowances with corresponding tax credits recorded in earnings. In particular, the Company may be able to utilize alternative minimum tax credits in the United States in a higher gold price environment, which could result in the release of a portion of a deferred tax valuation allowance that was set up in prior years against the full tax benefit of these credits.

At the end of third quarter 2004, a Peruvian Tax Court issued a decision in the Company's favor with respect to a tax assessment in 2002 that was being appealed by the Company. The Peruvian tax authority, SUNAT, has until early January 2005, to appeal the Tax Court's decision. If this litigation is ultimately resolved in Barrick's favor, a gain would be recorded in earnings in the period that it is resolved, as disclosed in note 8 to the Financial Statements.

STATEMENT OF COMPREHENSIVE INCOME

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income", and excluded from the income statement.

In third quarter 2004, other comprehensive income mainly included gains of $48 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates and fuel prices; hedge gains totaling $19 million on hedge contracts designated for third quarter 2004 that were transferred

BARRICK THIRD QUARTER 2004	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

to earnings; and a $7 million increase in unrealized mark-to-market gains on investments.

Included in other comprehensive income at September 30, 2004 were unrealized pre-tax gains on currency hedge contracts totaling $198 million, based on September 30, 2004 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

CASH FLOW STATEMENT

Liquidity and Capital Resources

In previous years, Barrick's main sources of liquidity have been cash inflows from operating activities, its large cash position, and various debt-financing facilities. In the last three fiscal years, Barrick has generated in total an operating cash inflow of about $1.7 billion. The Company expects to continue to generate significant operating cash flow over the next few years, providing it can maintain present production levels, and also providing that there is no material decline in the spot price of gold.

Current debt facilities include Barrick's publicly traded debentures, the Bulyanhulu and Veladero project financings.

Alternatives for sourcing Barrick's future capital needs include the Company's significant cash position, its $1 billion credit facility, future operating cash flow, project financings and public debt financings. These alternatives are always being evaluated to determine the optimal mix of capital resources for the Company's needs.

The Company expects that, absent a material adverse change in a combination of its sources of liquidity, present levels of liquidity will be adequate to meet its expected capital needs. If the Company is unable to access project financing due to unforeseen political or other problems, Barrick expects that it will be able to access public debt markets as an alternative source of financing.

Capital structure

Barrick regularly reviews its capital structure with an overall goal of lowering its cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and to ensure access to cash for strategic purposes.

Following a review of its capital structure during 2003, in view of the high levels of operating cash flow being generated at current gold prices, the high levels of liquidity that exist in the capital markets presently, and its belief that the then current share price represented an attractive buying opportunity, the Company concluded that a share buyback program would be consistent with these overall goals. The share buyback program was completed in first quarter 2004, and the Company has no current plans to buy back any further common shares.

Operating Activities

Operating cash flow is significantly affected by the volume of gold sales, realized gold prices, cash operating costs and changes in non-cash working capital. In third quarter 2004, operating cash flow benefited from a $30 per ounce increase in the average realized gold price, offset by a $38 per ounce increase in total cash costs, compared to the prior-year quarter. The net effect of these variances, combined with a 16% decrease in the volume of ounces sold, was a $54 million decrease in operating cash flow compared to the prior-year quarter. Third quarter 2004 operating cash flow was also impacted by other items, such as the level of income tax instalments and changes in working capital, which caused a net increase of operating cash flow by $16 million compared to third quarter 2003.

Investing Activities

The most significant ongoing investing activities are capital expenditures at the Company's development projects. Barrick expects to spend approximately $2.6 billion through the end of 2009 on the construction of its Veladero, Cowal, Lagunas Norte, Tulawaka and Pascua-Lama development projects, of which $0.5 billion had been spent at September 30, 2004. The vast majority of estimated mine construction costs will qualify for capitalization under US GAAP, but a small amount for various start-up activities will be expensed under exploration, development and business development costs. The Company also expects to spend about $100 million at the Nevada Power Plant and between $100 and $200 million per year for sustaining capital at its operating mines.

The increase in capital expenditures in third quarter 2004 compared to the prior-year quarter mainly related to $181 million spent at the Company's development projects - principally for construction activity at Veladero

BARRICK THIRD QUARTER 2004	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

and Lagunas Norte. Capital expenditures for the full year are expected to be approximately $900 million, principally for construction activity at the development projects.

Financing Activities

The Company finalized a $250-million Veladero project financing in third quarter 2004 with a group of commercial banks and export credit agencies. The most significant financing activity in third quarter 2004 was a drawdown of funds under the Veladero project financing.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting Policy Changes

There were no changes in accounting policies in third quarter 2004 that significantly impacted Barrick's earnings. As disclosed in note 3D to the Financial Statements, the Company may be required to change its accounting policy for stripping costs once the EITF has completed its deliberations and approved EITF Abstract No. 04-6.

Critical Accounting Estimates

Critical accounting estimates, which represent estimates that are highly uncertain, and for which changes in those estimates could materially impact the Company's financial statements include the following:

  Amortization of property, plant and equipment and capitalized mining costs;
  Impairment assessments of long-lived assets and investments;
  Asset retirement obligations;
  The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded;
  The valuation of derivative instruments and measurement of hedge gains and losses that are recorded in other comprehensive income; and
  Contingencies.

Amortization of Capitalized Mining Costs

Effective January 1, 2004, the Company reduced the stripping ratio at the Goldstrike Open Pit from 112:1 to 109:1 and increased the stripping ratio at Pierina from 48:1 to 60:1. The effect of these changes in estimates on amortization of capitalized mining costs was a net increase of $1 million in third quarter 2004, and a net increase of $4 million in the first nine months of 2004.

Amortization Expense

Barrick amortizes a large portion of its property, plant and equipment using the units of production method, based on proven and probable reserves. Changes in reserve estimates are generally calculated at the end of the year and cause amortization expense to increase or decrease prospectively. The mines listed below each had reserve estimate changes (other than production) of greater than 10% at the end of 2003.

Impact of Changes in Reserve Estimates on Amortization
(in millions of dollars, except reserves which are in millions of contained ounces)
	Reserves	Amortization
	increase	increase (decrease) for the period
	(decrease)	ended Sept. 30/04
	At Dec. 31/03	Three months	Nine months
Goldstrike
Underground	0.2	$(2)	$(6)
Open Pit	1.5	(2)	(5)
Plutonic	0.5	-	(1)
Eskay Creek	(0.1)	1	3
Kalgoorlie	0.9	(1)	(2)
Pierina	0.3	(2)	(8)
	3.3	$(6)	$(19)

Impairment Assessment of Long-Lived Assets and Investments

The Company monitors possible indicators of impairment of long-lived assets on an ongoing basis. Events or circumstances that could possibly lead to an impairment occurring are in many cases outside the Company's control, and could occur with little advance notice. Such events or circumstances include, but are not limited to: a significant deterioration in market gold prices; changes in Barrick's planned use of an asset; the results of exploration activity; and a prolonged decline in the market value of an investment. On determination that an event or circumstance has occurred that suggests a long-lived asset may be impaired, the Company conducts a formal impairment assessment, which may or may not result in the Company recording an impairment charge.

OFF-BALANCE SHEET ARRANGEMENTS

Forward Gold Sales Contracts

Prior to the adoption of a No-Hedge policy in fourth quarter 2003, Barrick historically entered into fixed-price forward sales contracts as part of a gold hedging program designed to manage exposure to market gold prices and protect its earnings and cash flow from declining gold prices. Following the adoption of its No-Hedge policy, no new gold hedge contracts will be added, and the Company is pursuing opportunities to reduce its

BARRICK THIRD QUARTER 2004	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

gold hedge position. In third quarter 2004, the hedge position was reduced by 0.2 million ounces to 13.7 million ounces, which represents 16%1 of the Company's yearend reserves. Barrick's forward gold sales contracts permit the Company to sell its gold production in the gold spot market at the higher spot price, or deliver under the contract at the contract price. The Company has taken advantage of declines in the market gold price over the first nine months of 2004 to exceed its targeted 1.5 million ounce hedge book reduction for the full year. The Company remains optimistic on gold prices and may opportunistically reduce its gold hedge position further by the end of 2004.

In addition to the fixed-price forward gold sales contracts, Barrick has floating spot-price gold sales contracts under which it is committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average adjustment of $45 per ounce at the delivery date. These floating spot-price contracts were previously fixed-price contracts, which, under the price-setting mechanisms in its Master Trading Agreements (MTAs), the Company elected to receive a price based on the floating gold spot-price adjusted by the difference between the spot price and the contract price at the time of such election.
Fixed-price Forward Gold Sales Contracts ("The Gold Hedge Position")
(as of September 30, 2004)
Gold ounces hedged		13.7 million ounces (or the equivalent of less than 2.5 years of expected future production)
Current termination date of gold sales contracts		2014 in most cases
Average estimated realizable gold sales contract price at 2014 termination		$419/ozA
date.
Delivery obligations		Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2014 in most cases).
However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at spot prices, or prices under the hedge contracts, until the termination date of these contracts.
Unrealized mark-to-market loss at September 30, 2004		$1,711 millionB. The mark-to-market would approach zero (breakeven) at a spot gold price of $294 per ounce, assuming all other variables are constant.

A	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time.
B	At a spot gold price of $418 per ounce. Includes floating spot-price contracts.

Barrick's fixed-price gold sales contracts are agreements to sell gold in the future at prices set under the terms of the MTAs. The estimation of a "break-even" price on any contract involves a comparison of the present value of the fixed price under the contract to the theoretical market price at which no mark-to-market gain or loss 1 would occur. Barrick provides two prices in its disclosure:

  $419/oz - the estimated price at the contract termination date (2014 in most cases); and
  $294/oz - the estimated price if the contract had been voluntarily settled at September 30, 2004.

The two numbers differ because the price on a gold sales contract varies depending on when it is settled. Barrick has an obligation to deliver gold by the termination date, but it has no obligation to deliver gold at the present time. Barrick provides the $294/oz voluntary settlement price and the $419/oz average estimated realizable gold sales contract price at 2014 termination date for information purposes only. These two prices are estimates that could change over time due to a number of factors, including; but not limited to: US dollar interest rates, gold lease rates, and extensions of the termination

[1]	Based on reserves calculated as at December 31, 2003 using an assumed price of $325 per ounce for gold and $4.75 per ounce for silver, except with respect to the Pascua-Lama project where reserves have been calculated as at June 30, 2004 using an assumed gold price of $350 per ounce and an assumed silver price of $5.50 per ounce and the East Archimedes project where reserves have been calculated as at September 30, 2004, using an assumed gold price of $350 per ounce. For additional information on reserves, see the most recent Annual Information Form / Form 40-F.

BARRICK THIRD QUARTER 2004	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

date. These prices, which are an average for the total gold hedge position, are not necessarily representative of the prices that may be realized each quarter for actual deliveries into forward gold sales contracts.

Impact of US dollar interest rates on the estimated future price at the termination date of the forward gold sales contracts ($419/oz):

Barrick typically fixes the price of gold under its forward gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the "interim price-setting date"). The actual realized price on the contract termination date (2014 in most cases) depends upon the gold market forward premium ("contango") between the interim price-setting date and the termination date. The gold market forward premium is typically closely correlated with the difference between US dollar interest rates and gold lease rates. All other things being equal, an increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in the gold market forward premium, and therefore the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to the gold market forward premium.

Impact of interest rates on the estimated price if the forward gold sales contracts had been voluntarily settled on September 30, 2004 ($294/oz):

The present value of a fixed cash flow is generally sensitive to interest rates. The price that could have been realized on a voluntary settlement of a forward gold sales contract prior to the termination date is a function of the fixed price at the interim price-setting date, and a discount factor. This discount factor is largely affected by changes in US dollar interest rates. If US dollar interest rates were to increase, and therefore the discount factor were to decrease, the "breakeven price" of a contract (if voluntarily settled today) would decrease, and vice versa.

A short-term spike in gold lease rates would not have a material negative impact on Barrick because it is not exposed under its fixed-price forward gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. "backwardation") and therefore a smaller gold market forward premium (or backwardation) under its contracts. Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of Central Bank gold available for lending relative to demand.

Fixed-price Forward Silver Sales Contracts ("The Silver Hedge Position")
(as of September 30, 2004)
Silver ounces hedged	15.9 million ounces
Current termination date of silver sales contracts	2014 in most cases
Average estimated realizable silver sales contract price at 2014 termination	$7.91/ozA
date.
Delivery obligations	Barrick will deliver silver production from operations against silver sales contracts by the termination date (which is currently 2014 in most cases).
However, Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver silver at spot prices, or prices under the hedge contracts, until the termination date of these contracts.
Unrealized mark-to-market loss at September 30, 2004	$30 millionB. The mark-to-market would approach zero (breakeven) at a spot silver price of $5.33 per ounce, assuming all other variables are constant.

A	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time.
B	At a spot silver price of $6.88 per ounce.

In addition to the fixed-price forward silver sales contracts, Barrick has floating spot-price silver sales contracts under which it is committed to deliver 9 million ounces of silver over the next ten years at spot prices, less an average adjustment of $0.76 per ounce at the delivery date.

BARRICK THIRD QUARTER 2004	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

In all of the Company's MTAs, which govern the terms of its gold and silver sales contracts with its 19 counterparties, the following applies:

  The counterparties do not have unilateral and discretionary "right to break" provisions.
  There are no credit downgrade provisions.
  The Company is not subject to any margin calls — regardless of the price of gold or silver.
  The Company has the right to accelerate the delivery of gold or silver at any time during the life of its contracts. This flexibility is demonstrated by the terms that allow it to deliver under its forward gold and silver sales contracts at any time on two days notice, or keep these forward gold and silver sales contracts outstanding for as long as 15 years. This feature means that the Company, at its option, can sell its gold or silver at the market price or the contract price, whichever is higher, to the termination date of its contracts (currently 2014 in most cases).

The Company's MTAs with its counterparties do provide for early close out of certain transactions in the event of a material adverse change in the ability of Barrick or its principal hedging subsidiary to perform its gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

  Barrick must maintain a minimum consolidated net worth of at least $2 billion — currently, it is $3.4 billion.
  Barrick must maintain a maximum long-term debt to consolidated net worth ratio of 2:1 — currently, it is under 0.35:1.
  Barrick's MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.
  The foregoing information is a summary of certain aspects of the Company's forward sales program and is not intended to be comprehensive. For a more complete understanding, reference should be made to pages 51 to 55 of the Company's 2003 Annual Report and its website (www.barrick.com).

In most cases, under the terms of Barrick's MTAs, the period over which it is required to deliver gold is extended annually by one year, or kept "evergreen", regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

Fair Value of Derivative Instruments
At Sept. 30/04	Gain/(Loss)
Forward gold sales contractsA	$(1,711)
Forward silver sales contracts	(30)
Foreign currency contracts	174
Interest rate contracts	26
Fuel contracts	12
$(1,529)

A Based on the closing spot gold price of $418 per ounce and market rates for LIBOR and gold lease rates on September 30, 2004.

As spot gold prices increase or decrease, the value of the Company's gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on its fixed-price forward gold sales contracts also increases or decreases. The mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by Barrick. Barrick's obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2014 in most cases).

In accordance with hedge accounting rules, the positive mark-to-market value of $212 million relating to the Company's currency, interest rate and fuel hedge programs is recorded on the balance sheet. The economic impact of these sales contracts is reflected in the financial statements as the Company physically delivers gold and silver under the contracts.

Change in the Fair Value of
Forward Sales Contracts	Gold	Silver
Unrealized loss at January 1, 2004	$1,725	$17
Impact of change in spot priceA	42	18
Contango earned in the period	(90)	(2)
Impact of change in valuation inputsB	101	(3)
Mark-to-market impact of deliveries into sales contracts	(67)	-
Unrealized loss at September 30, 2004	$1,711	$30

A	From $415 per ounce to $418 per ounce for gold, and $5.92 per ounce to $6.88 per ounce for silver.
B	Other than spot metal prices (i.e. interest rates and gold and silver lease rates).

In third quarter 2004, the unrealized mark-to-market loss changed primarily due to higher spot gold prices at quarter end (third quarter 2004 - $418 compared to second quarter 2004 - $393). The mark-to-market value

BARRICK THIRD QUARTER 2004	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

of the contracts would approach zero (breakeven) at a spot gold price of approximately $294 per ounce, assuming all other variables are constant.

Contractual Obligations and Commitments

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future capital expenditures required to complete construction of the Company's development projects, because commitments have yet to be made for a large portion of these estimated future capital costs. Significant changes to the December 31, 2003, contractual obligations and commitments include $383 million of capital commitments at the development projects, including the Nevada Power Plant, for expenditures that the Company expects to incur mainly in 2004 and 2005.

QUARTERLY INFORMATION
(in millions, except per share and per ounce data)
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2004	2004	2004	2003	2003	2003	2003	2002
Gold sales	$500	$454	$477	$536	$549	$491	$459	$526
Average spot gold price per ounce	401	393	408	392	364	347	352	323
Average realized gold price per ounce	395	372	382	394	365	352	355	343
Net income	32	34	26	77	35	59	29	54
Net income per shareA	0.06	0.06	0.05	0.14	0.07	0.11	0.05	0.10
Operating cash flow	152	108	126	134	187	62	130	195

A Basic and diluted.

CANADIAN SUPPLEMENT

In note 20 to the Financial Statements, the Company has provided a reconciliation between Canadian and US GAAP, including a description of the material differences affecting the balance sheet, income statement and statement of cash flows. The principal continuing reconciling differences relate to the amortization of property, plant and equipment and intangible assets recorded under Canadian GAAP. These differences arise due to differences in the carrying amounts of assets, and amortization methods under Canadian GAAP when compared to US GAAP, as described in note 20 to the Financial Statements.

The Company expects to see continuing differences in accounting for exploration and development expenditures, where some expenditures qualify for capitalization under Canadian GAAP, but are expensed under US GAAP. Until May 1, 2004, when mineralization at the Lagunas Norte project qualified as a reserve under SEC rules, it was the most significant project in 2004 that was affected by this GAAP difference. Other projects affected by this GAAP difference in 2004 include Kabanga and Buzwagi.

The Company was required to adopt a new accounting standard under Canadian GAAP in first quarter 2004 for reclamation and closure costs. The adoption of this accounting standard, to a large extent, conforms the Company's accounting policy to FAS 143 under US GAAP. The Company also adopted a new accounting standard under Canadian GAAP in first quarter 2004 for Stock-Based Compensation, which will result in differences between US and Canadian GAAP. The other GAAP differences that affected the reconciliation of earnings under US GAAP compared with Canadian GAAP were primarily due to facts and circumstances related to the years presented and are not necessarily indicative of continuing trends that will cause material GAAP differences in future years.

OUTSTANDING SHARE DATA

As at October 15, 2004, 531.8 million common shares ("Common Shares") and one special voting share ("Special Voting Share") in the capital of Barrick were issued and outstanding. Computershare Trust Company of Canada ("Computershare"), the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares (as defined below) outstanding (excluding those owned by Barrick and its subsidiaries), multiplied by 0.53, for which it receives voting instructions from holders of such BGI Exchangeable Shares. In connection with Barrick's acquisition of Homestake Mining Company effective December 14, 2001, the

BARRICK THIRD QUARTER 2004	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

outstanding exchangeable shares ("BGI Exchangeable Shares") of Homestake Canada Inc. (now renamed Barrick Gold Inc.) became exchangeable at any time for 0.53 of a Common Share. Each BGI Exchangeable Share entitles the holder to exercise the same voting rights as a holder of 0.53 of a Common Share. Generally, a holder of a BGI Exchangeable Share may exercise his or her voting right by either providing voting instructions to Computershare or attending a meeting of holders of Common Shares and voting in person. As at October 15, 2004, there were 1.4 million BGI Exchangeable Shares outstanding that were not owned by Barrick, which would entitle the holders of the BGI Exchangeable Shares to cast 0.7 million votes at a meeting of holders of Common Shares. For further information regarding the BGI Exchangeable Shares, please refer to the Company's current Management Information Circular and Proxy Statement.

As at October 15, 2004, options to purchase 20.2 million Common Shares were outstanding under Barrick's option plan. In addition, as at October 15, 2004, options to purchase 2.1 million Common Shares were outstanding under certain option plans inherited by Barrick in connection with prior acquisitions.

NON-GAAP PERFORMANCE MEASURES
(in millions, except per ounce information)
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Total cash production costs — per US GAAPA	$280	$274	$795	$787
Accretion expense and reclamation costs at the operating mines	(4)	(3)	(15)	(7)
Total cash production costs — per Gold Institute Production Cost Standard	$276	$271	$780	$780
Ounces sold (thousands)	1,267	1,505	3,736	4,193
Total cash costs— per US GAAP (dollars)B	$221	$182	$213	$188
Total cash costs — per Gold Institute Production Cost Standard (dollars)B	$218	$180	$208	$186

A	Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines.
B	Per ounce weighted average.

Barrick has included total cash costs per ounce data because it understands that certain investors use this information to assess the Company's performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. Barrick reports total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, but the Company understands that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A GAAP measure of costs per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Commentary within this Management's Discussion and Analysis is focused on the "total cash costs" measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK THIRD QUARTER 2004	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements
	Goldstrike -		Goldstrike -
	Open Pit		Underground		Eskay Creek[2]		Round Mountain
For the three months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$89.4	$109.3	$35.1	$35.7	$3.9	$0.9	$20.8	$16.1
Accretion expense and reclamation
costs at operating mines	(0.6)	(0.6)	(0.1)	(0.2)	(0.1)	(0.1)	(0.4)	(0.4)
Total cash production costs per Gold
Institute Production Cost Standard	$88.8	$108.7	$35.0	$35.5	$3.8	$0.8	$20.4	$15.7
Ounces sold (thousands)	360	514	125	136	60	87	102	93
Total cash costs per ounce sold
per US GAAP (dollars)[3]	$248	$213	$280	$262	$64	$10	$205	$174
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[4]	$247	$212	$279	$262	$63	$9	$201	$170

	Hemlo		Holt-McDermott		Marigold		Total North America
For the three months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$14.9	$15.9	$3.8	$4.8	$2.4	$2.4	$170.3	$185.1
Accretion expense and reclamation
costs at operating mines	(0.1)	(0.1)	-	-	-	(0.1)	(1.3)	(1.5)
Total cash production costs per Gold
Institute Production Cost Standard	$14.8	$15.8	$3.8	$4.8	$2.4	$2.3	$169.0	$183.6
Ounces sold (thousands)	55	75	24	24	12	13	738	941
Total cash costs per ounce sold
per US GAAP (dollars)[3]	$269	$212	$157	$202	$202	$173	$231	$197
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[4]	$268	$211	$157	$202	$202	$173	$229	$195

	Pierina		Total South America		Plutonic		Darlot
For the three months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$19.0	$18.5	$19.0	$18.5	$16.3	$16.6	$8.3	$6.0
Accretion expense and reclamation
costs at operating mines	(0.9)	(0.8)	(0.9)	(0.8)	(0.1)	-	(0.1)	-
Total cash production costs per Gold
Institute Production Cost Standard	$18.1	$17.7	$18.1	$17.7	$16.2	$16.6	$8.2	$6.0
Ounces sold (thousands)	153	220	153	220	73	93	43	37
Total cash costs per ounce sold
per US GAAP (dollars)[3]	$124	$84	$124	$84	$223	$179	$194	$163
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[4]	$118	$81	$118	$81	$221	$179	$193	$163

[1]	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
[2]	Eskay Creek's total cash costs in third quarter 2004 are impacted by higher silver prices which the Company treats as by-product. Total cash costs on a co-product basis are: third quarter 2004 - gold $221 per ounce, silver $3.69 per ounce (2003 third quarter - gold $163 per ounce, silver $2.25 per ounce).
[3]	Represents total cash production costs per US GAAP divided by ounces sold.
[4]	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK THIRD QUARTER 2004	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa
For the three months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$7.4	$5.1	$29.4	$24.3	$29.1	$18.1	$90.5	$70.1
Accretion expense and reclamation
costs at operating mines	(0.1)	-	(1.1)	(0.2)	(0.1)	(0.1)	(1.5)	(0.3)
Total cash production costs per Gold
Institute Production Cost Standard	$7.3	$5.1	$28.3	$24.1	$29.0	$18.0	$89.0	$69.8
Ounces sold (thousands)	30	25	126	123	104	65	376	344
Total cash costs per ounce sold
per US GAAP (dollars)[3]	$249	$202	$233	$197	$280	$279	$241	$204
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[4]	$247	$201	$224	$195	$279	$277	$237	$203

	Goldstrike -		Goldstrike -
	Open Pit		Underground		Eskay Creek[2]		Round Mountain
For the nine months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$251.1	$284.4	$104.9	$107.9	$8.8	$16.9	$60.3	$49.7
Accretion expense and reclamation
costs at operating mines	(1.7)	(1.7)	(0.2)	(0.1)	(0.2)	(0.2)	(1.2)	(1.2)
Total cash production costs per Gold
Institute Production Cost Standard	$249.4	$282.7	$104.7	$107.8	$8.6	$16.7	$59.1	$48.5
Ounces sold (thousands)	979	1,243	396	429	216	271	285	289
Total cash costs per ounce sold
per US GAAP (dollars)[3]	$256	$229	$265	$252	$41	$62	$212	$172
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[4]	$254	$227	$264	$251	$40	$62	$207	$168

	Hemlo		Holt-McDermott		Marigold		Total North America
For the nine months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$43.9	$45.2	$12.3	$16.5	$6.3	$5.8	$487.6	$526.4
Accretion expense and reclamation
costs at operating mines	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(3.7)	(3.6)
Total cash production costs per Gold
Institute Production Cost Standard	$43.7	$45.0	$12.2	$16.4	$6.2	$5.7	$483.9	$522.8
Ounces sold (thousands)	180	199	62	66	31	35	2,149	2,531
Total cash costs per ounce sold
per US GAAP (dollars)[3]	$244	$227	$198	$250	$200	$167	$227	$208
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[4]	$243	$226	$197	$248	$199	$165	$225	$207

[1]	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
[2]	Eskay Creek's total cash costs in nine months ended September 30, 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: nine months ended September 30, 2004 - gold $200 per ounce, silver $3.35 per ounce (nine months ended September 30, 2003 - gold $176 per ounce, silver $2.31 per ounce).
[3]	Represents total cash production costs per US GAAP divided by ounces sold.
[4]	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK THIRD QUARTER 2004	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

	Pierina		Total South America		Plutonic		Darlot
For the nine months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$57.2	$57.1	$57.2	$57.1	$51.0	$46.4	$22.7	$18.9
Accretion expense and reclamation
costs at operating mines	(2.6)	(2.4)	(2.6)	(2.4)	(0.1)	(0.1)	-	-
Total cash production costs per Gold
Institute Production Cost Standard	$54.6	$54.7	$54.6	$54.7	$50.9	$46.3	$22.7	$18.9
Ounces sold (thousands)	553	675	553	675	238	242	114	119
Total cash costs per ounce sold
per US GAAP (dollars)[2]	$104	$84	$104	$84	$215	$192	$199	$159
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[3]	$99	$81	$99	$81	$214	$192	$199	$159

	Lawlers		Kalgoorlie		Bulyanhulu		Total Australia/Africa
For the nine months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Total cash production costs -
per US GAAP[1]	$21.1	$17.5	$78.7	$66.2	$76.8	$54.9	$250.3	$203.9
Accretion expense and reclamation
costs at operating mines	(0.1)	(0.1)	(1.5)	(0.8)	(7.4)	(0.3)	(9.1)	(1.3)
Total cash production costs per Gold
Institute Production Cost Standard	$21.0	$17.4	$77.2	$65.4	$69.4	$54.6	$241.2	$202.6
Ounces sold (thousands)	86	72	339	316	257	238	1,034	987
Total cash costs per ounce sold
per US GAAP (dollars)[2]	$246	$243	$232	$210	$299	$230	$242	$207
Total cash costs per ounce sold -
per Gold Institute Production
Cost Standard (dollars)[3]	$245	$242	$228	$207	$270	$229	$233	$205

[1]	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).
[2]	Represents total cash production costs per US GAAP divided by ounces sold.
[3]	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

Reconciliation of Amortization per Ounce to Financial Statements
Three months ended			Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Amortization expense per consolidated financial statements	$117	$134	$352	$390
Amortization expense recorded on property, plant and equipment
not at operating mine sites	4	6	17	21
Amortization expense for per ounce calculation	$113	$128	$335	$369
Ounces sold (thousands)	1,267	1,505	3,736	4,193
Amortization per ounce (dollars)	$89	$85	$90	$88

BARRICK THIRD QUARTER 2004	30	MANAGEMENT'S DISCUSSION AND ANALYSIS

Notes to Unaudited Interim Consolidated Financial Statements

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated. References to C$ and A$ are to Canadian and Australian dollars, respectively.

    1       NATURE OF OPERATIONS

Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Our mining activities are mainly located in the United States, Canada, Australia, Peru, Tanzania, Chile, Argentina and Russia. They require specialized facilities and technology, and we rely on those facilities to support our production levels. The market price of gold, quantities of gold mineral reserves and future gold production levels, future cash operating costs, foreign currency exchange rates, market interest rates and the level of exploration expenditures are some of the things that could materially affect our operating cash flow and profitability. Due to the global nature of our operations, we are also affected by government regulations, political risk and the interpretation of taxation laws and regulations. We seek to mitigate these risks and, in particular, we use derivative instruments as part of a risk management program that seeks to mitigate the effect of volatility in commodity prices, interest rates and foreign currency exchange rates. Many of the factors affecting these risks are beyond our control and their effects could materially impact our consolidated financial statements.

    2       BASIS OF PREPARATION

The United States dollar is the principal currency of our operations. We prepare our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles ("US GAAP"). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2003.

In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2003.

The preparation of financial statements under US GAAP requires us to make estimates and assumptions that affect:

  the reported amounts of assets and liabilities;

  disclosures of contingent assets and liabilities; and

  revenues and expenses recorded in each reporting period.

The most significant estimates and assumptions that affect our financial position and results of operations are those that use estimates of proven and probable gold reserves; future estimates of costs and expenses; and/or assumptions of future commodity prices, interest rates and foreign currency exchange rates. Such estimates and assumptions include:

  decisions as to whether exploration and mine development costs should be capitalized or expensed;

  assessments of whether property, plant and equipment, ore in stockpiles, capitalized mining costs and investments may be impaired;

  assessments of our ability to realize the benefits of deferred income tax assets;

  the useful lives of long-lived assets and the rate at which we record amortization in earnings;

  the estimated fair value of asset retirement obligations;

  the timing and amounts of forecasted future expenditures that represent the hedged items underlying hedging relationships for our cash flow hedge contracts;

  the estimated fair values of derivative instruments;

  the value of slow-moving and obsolete inventories (which are stated at the lower of average cost and net realizable value); and

  assessments of the likelihood and amounts of contingencies.

We regularly review the estimates and assumptions that affect our financial statements; however, what actually happens could differ from those estimates and assumptions.

BARRICK THIRD QUARTER 2004	31	NOTES TO UNAUDITED FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Barrick Gold Corporation and other entities in which we have a controlling financial interest. Our ownership interests in the Round Mountain, Hemlo and Kalgoorlie mines are held through unincorporated joint ventures. Under longstanding practice for extractive industries, we include the assets, liabilities, revenues, expenses and cash flows of unincorporated joint ventures in our financial statements using the proportionate consolidation method. Intercompany balances and transactions are eliminated on consolidation.

The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, where the entities are variable interest entities (VIEs) as defined under the principles of FIN 46R.

A VIE is defined as an entity that: lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity, and/or; has equity owners that do not have the obligation to absorb or right to receive the entity's expected losses and residual returns. VIEs could arise from a variety of entities or legal structures.

FIN 46R requires a variable interest holder (ie. a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. This party is considered the primary beneficiary of the entity. The determination of whether a company meets the criteria to be considered the primary beneficiary of a VIE requires an evaluation of all transactions with the entity. The foundation for this evaluation is a calculation prescribed by FIN 46R.

    3       ACCOUNTING CHANGES

    A      FAS 143, Accounting for asset retirement obligations

On January 1, 2003, we adopted FAS 143 and changed our accounting policy for recording obligations relating to the retirement of long-lived assets. This accounting change is described in note 2B of our audited annual consolidated financial statements for the three years ended December 31, 2003. On adoption of FAS 143 in first quarter 2003, we recorded on our balance sheet an increase in property, plant and equipment of $39 million; an increase in other long-term obligations of $32 million; and an increase in deferred income tax liabilities of $3 million. We recorded in our income statement a $4 million credit for the cumulative effect of this accounting change.

    B      Amortization of underground development costs

On January 1, 2003, we changed our accounting policy for amortization of underground mine development costs to exclude estimates of future underground development costs. This accounting change is described in note 2B of our audited annual consolidated financial statements for the three years ended December 31, 2003. On adoption of this change on January 1, 2003, we decreased property, plant and equipment by $19 million, and increased deferred income tax liabilities by $2 million. We recorded in our income statement a $21 million charge for the cumulative effect of this accounting change.

    C      EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

EITF 03-1 was issued in 2004 and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Under the application of our previous accounting policy for impairment of investments, an impairment on a specific investment was recorded in earnings on determination that the impairment was other than temporary or after an investment had been impaired for six months, whichever is the earlier. Under EITF 03-1, there is no requirement to automatically record an impairment loss in earnings after a six-month period, instead the recognition of impairment losses in earnings is based on the assessment of whether the loss is other than temporary. The adoption of the measurement requirements of EITF 03-1 in third quarter 2004 had no effect on impairment losses recorded in earnings.

EITF 03-1 also provides the guidance on accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about impairment losses included in other comprehensive income that have not been recorded in earnings. The measurement requirements of EITF 03-1 were effective for the fiscal quarter ended September 30, 2004, but the disclosure requirements are not effective until fiscal 2005.

BARRICK THIRD QUARTER 2004	32	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    D      EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry

In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF is in the process of deliberating these questions and upon completion of their deliberations they will issue EITF 04-6, which will represent an authorative US GAAP pronouncement for stripping costs. Our accounting policy for stripping costs is disclosed in note 15. EITF 04-6 is expected to be approved and issued in fourth quarter 2004, following which we may be required to change our accounting policy for stripping costs.

    E       Changes in estimates

Classification of mineralization at Lagunas Norte as a reserve

We capitalize mine development costs on our properties after proven and probable reserves have been found. Before finding proven and probable reserves, development costs are considered exploration costs, which are expensed as incurred. Effective May 1, 2004, we determined that Lagunas Norte's mineral reserves met the definition of proven and probable reserves for United States reporting purposes. Following this determination, we began capitalizing mine development costs at the Lagunas Norte project prospectively for future periods. The effect of this change was to capitalize $83 million of mine development costs for the three month period ended September 30, 2004, and $105 million for the nine month period ended September 30, 2004.

Amortization of property, plant and equipment

Effective December 31, 2003, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we revised our calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended September 30, 2004 was a decrease in this expense by approximately $6 million for mines with a greater than 10% change (other than ounces produced) in the reserve estimates, and for the nine months ended September 30, 2004, a decrease in amortization of property, plant and equipment of $19 million.

Amortization of capitalized mining costs

Effective December 31, 2003, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, in 2004, we revised the estimated stripping ratios used in the calculation of amortization of capitalized mining costs with a decrease in the stripping ratio at Goldstrike Open Pit and an increase in the stripping ratio at Pierina. See note 15 for a description of the effect of these changes in estimates.

    4       SEGMENT INFORMATION

We operate in the gold mining industry and our operations are managed on a regional basis. Our three primary regions are North America, Australia/Africa, and South America, which includes Peru, Chile and Argentina. In 2003, we changed the composition of our reportable segments by the addition of our development projects. We also changed our determination of which costs are charged to segments. Prior periods have been restated to conform to the current presentation. Our chief operating decision maker reviews financial information on all our individual mines and development projects regularly and, accordingly, our definition of a business segment includes each of our operating mines and development projects. Our development projects are not presently generating revenue and therefore the measure of segment loss represents expensed start-up costs as well as expensed exploration and development costs for periods in which mineralization at the projects does not meet the definition of proven and probable reserves for United States reporting purposes.

BARRICK THIRD QUARTER 2004	33	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Income statement information
			Total cash		Segment income (loss)
	Gold sales		production costs[1]		before income taxes
For the three months ended September 30,	2004	2003	2004	2003	2004	2003
Operating mines
Goldstrike	$190	$235	$124	$145	$27	$47
Pierina	60	79	18	18	17	21
Bulyanhulu	44	23	29	18	3	(4)
Kalgoorlie	50	46	28	24	15	17
Eskay Creek	24	32	4	1	7	19
Hemlo	21	28	15	16	3	9
Plutonic	29	34	16	16	10	15
Round Mountain	40	35	20	16	15	14
Other operating mines	42	37	22	17	14	12
Development projects
Veladero	-	-	-	-	(3)	(7)
Lagunas Norte	-	-	-	-	(2)	(7)
Cowal	-	-	-	-	(1)	-
Pascua-Lama	-	-	-	-	-	-
Tulawaka	-	-	-	-	-	-
Segment total	$500	$549	$276	$271	$105	$136

1 Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes accretion expense, other reclamation and closure costs, and amortization.

			Total cash		Segment income (loss)
	Gold sales		production costs[1]		before income taxes
For the nine months ended September 30,	2004	2003	2004	2003	2004	2003
Operating mines
Goldstrike	$525	$598	$354	$390	$60	$90
Pierina	210	241	55	55	64	63
Bulyanhulu	102	86	69	55	5	2
Kalgoorlie	131	114	77	65	38	34
Eskay Creek	82	96	9	17	36	43
Hemlo	68	71	44	45	15	18
Plutonic	91	87	51	46	32	35
Round Mountain	109	103	59	49	34	39
Other operating mines	113	103	62	58	32	26
Development projects
Veladero	-	-	-	-	(3)	(18)
Lagunas Norte	-	-	-	-	(11)	(21)
Cowal	-	-	-	-	(1)	-
Pascua-Lama	-	-	-	-	-	-
Tulawaka	-	-	-	-	-	-
Segment total	$1,431	$1,499	$780	$780	$301	$311

1 Includes cost of sales, by-product revenues, royalty expenses and production taxes (note 6). Excludes accretion expense, other reclamation and closure costs, and amortization.

BARRICK THIRD QUARTER 2004	34	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Asset information
Amortization
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Operating mines
Goldstrike	$39	$43	$111	$118
Pierina	25	40	91	123
Bulyanhulu	12	9	28	29
Kalgoorlie	7	5	16	15
Eskay Creek	13	12	37	36
Hemlo	3	3	9	8
Plutonic	3	3	8	6
Round Mountain	5	5	16	15
Other operating mines	6	8	19	19
Development projects
Veladero	-	-	-	-
Lagunas Norte	-	-	-	-
Cowal	-	-	-	-
Pascua-Lama	-	-	-	-
Tulawaka	-	-	-	-
Segment total	113	128	335	369
Other amortization outside operating segments	4	6	17	21
	$117	$134	$352	$390

Segment capital expenditures
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Operating mines
Goldstrike	$10	$12	$39	$40
Pierina	-	4	2	9
Bulyanhulu	8	8	26	27
Kalgoorlie	2	10	7	12
Eskay Creek	1	1	5	4
Hemlo	2	2	5	7
Plutonic	3	15	11	40
Round Mountain	2	3	4	5
Other operating mines	3	6	18	25
Development projects
Veladero	65	12	207	19
Lagunas Norte	83	-	115	2
Cowal	13	6	44	16
Pascua-Lama	8	1	18	7
Tulawaka	12	-	27	-
Segment total	212	80	528	213
Other capital expenditures outside operating segments	6	1	8	3
	$218	$81	$536	$216

BARRICK THIRD QUARTER 2004	35	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Reconciliation of segment income to enterprise net income
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Segment income	$105	$136	$301	$311
Accretion expense, reclamation, closure and other costs	(22)	(19)	(61)	(44)
Amortization outside operating segments	(4)	(6)	(17)	(21)
Exploration and business development costs outside
operating segments	(32)	(24)	(86)	(62)
Administration	(18)	(21)	(57)	(63)
Other income/expense	6	24	31	39
Interest expense	(6)	(12)	(18)	(36)
Non-hedge derivative gains (losses)	8	(21)	(1)	25
Income tax expense	(5)	(22)	-	(9)
Cumulative effect of changes in accounting principles	-	-	-	(17)
Net income	$32	$35	$92	$123
    5       REVENUE RECOGNITION AND COMMODITY CONTRACTS

Gold contracts

We have fixed-price forward gold sales contracts with various counterparties for 13.7 million ounces of future gold production. The terms of the contracts are governed by master trading agreements that we have in place with the counterparties to the contracts. Contract prices are established at inception through to an interim date, which may be materially in advance of the termination date (2014 in most cases) of the master trading agreements. If we choose not to deliver at this interim date, a new interim date is set. The price for the new interim date is determined in accordance with the master trading agreements, which have contractually agreed price adjustment mechanisms based on the market gold price. The master trading agreements have both fixed and floating price mechanisms. The fixed-price mechanism represents the market price at the start date (or previous interim date) of the contract plus a premium, which is commonly referred to as contango, (in most cases) based on the difference between the forward price of gold and the current market price of gold. For the majority of fixed-price forward gold sales contracts, selling prices are fixed through 2006. The contracts have final delivery dates primarily in approximately 10 years, but we have the right to settle these contracts at any time over these periods. If at an interim date we opt for a floating price, the floating price represents the spot market price of gold plus or minus the difference between the previously fixed price and the market gold price at that interim date. Forward gold market prices are principally influenced by the current market price of gold, gold lease rates and US dollar interest rates. The final realized selling price under a contract will depend on the timing of the actual future delivery date, the market price of gold at the start of the contract and the actual amount of the premium of the forward price of gold over the spot price of gold for the periods that fixed selling prices are set. The largest single counterparty as of September 30, 2004 made up 11% of the ounces of outstanding forward gold sales contracts.

We use gold lease rate swap contracts to manage our gold lease rate exposure. Because historic short-term gold lease rates have tended to be lower than longer-term gold lease rates, and also because fixed-price forward gold sales contracts have fixed gold lease rates, we have used these gold lease rate swap contracts to economically achieve a more optimal term structure for gold lease costs. Under these swaps, we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 2.1 million ounces of gold spread from 2004 to 2014. The swaps are associated with forward gold sales contracts with expected delivery dates beyond 2006. These gold lease rate swap contracts are accounted for as non-hedge derivatives (see note 11B).

We also have floating spot price sales contracts to sell 0.7 million ounces of gold and 9 million ounces of silver spread over approximately 10 years (0.5 million ounces of gold and nil ounces of silver at December 31, 2003). These contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that Barrick could economically regain spot gold price leverage under the terms of delivery into these contracts. Because these are sales contracts, Barrick did not

BARRICK THIRD QUARTER 2004	36	NOTES TO UNAUDITED FINANCIAL STATEMENTS

financially close out the contracts, but rather intends to deliver production against them at some time before the termination date (2014 in most cases). Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market on these contracts (at September 30, 2004) was negative $37 million, which is included in the mark-to-market value of our total forward gold and silver sales contract positions. The $37 million equates to an average reduction to the future spot sales price of approximately $45 per ounce on gold and $0.76 per ounce on silver when we deliver gold and silver at spot prices against these contracts.

Silver contracts

Forward silver sales contracts have similar delivery terms and pricing mechanisms as forward gold sales contracts. At September 30, 2004, we had fixed-price commitments to deliver 15.9 million ounces of silver over periods primarily of up to approximately 10 years.

    6       COST OF SALES AND OTHER OPERATING EXPENSES
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Cost of sales[1]	$292	$286	$836	$818
By-product revenues	(33)	(33)	(103)	(86)
Royalty expenses	13	14	37	36
Production taxes	4	4	10	12
Accretion expense	6	5	14	13
Payroll tax expense[2]	-	-	7	-
Reclamation and closure costs/other	15	13	37	28
Pension expense	1	1	3	3
	$298	$290	$841	$824

[1]

Cost of sales includes all costs that are capitalized to inventory, except for amortization of property, plant and equipment. The amount of amortization excluded from cost of sales, and presented separately on the income statement, was $13 million in the three months ended September 30, 2004 (2003 - $128 million), and $335 million for the nine months ended September 30, 2004 (2003 - $369 million).

[2]	In second quarter 2004, a $7 million payroll tax adjustment was recorded. The adjustment relates to periods prior to 2004.
Pension Expense
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Expected return on plan assets	$(3)	$(3)	$(8)	$(8)
Interest cost on benefit obligation	4	4	10	11
Actuarial losses	-	-	1	-
	$1	$1	$3	$3

BARRICK THIRD QUARTER 2004	37	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    7       OTHER INCOME/EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Interest income	$7	$9	$23	$25
Gains on sale of long-lived assets	2	12	5	29
Foreign currency translation gains (losses)	3	(1)	4	(6)
Realized gains on sale of available-for-sale securities	-	5	2	4
Impairment charge on available-for-sale securities	-	-	(1)	(7)
Impairment charge on royalty interest	(8)	-	(8)	-
Other items	2	(1)	6	(6)
	$6	$24	$31	$39
    8       INCOME TAX EXPENSE
	Three months ended September 30,		Nine months ended September 30,
Income tax expense	2004	2003	2004	2003
Current	$3	$42	$33	$74
Deferred	10	(20)	5	(44)
	13	22	38	30
Recognition of deferred tax assets	(8)	-	(38)	-
Release of deferred tax valuation allowances recorded in prior years	-	-	-	(21)
	$5	$22	$-	$9

For the three months ended September 30,	2004			2003
			Income tax			Income tax
	Pre-tax	Effective	expense	Pre-tax	Effective	expense
Effective income tax rates on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)
Net income excluding elements set out below	$40	28%	$11	$61	25%	$15
Impact of deliveries into forward gold sales contracts
in a low tax-rate jurisdiction	(8)	-	-	-	-	-
Non-hedge derivative gains (losses)	8	(12%)	(1)	(21)	1%	-
Other items	(3)	33%	(1)	17	41%	7
	$37	24%	$9	$57	39%	$22
Tax only items:
Recognition of deferred tax assets	-	(20%)	(8)	-	-	-
Other items	-	10%	4	-	-	-
Actual income tax rate	$37	14%	$5	$57	39%	$22

BARRICK THIRD QUARTER 2004	38	NOTES TO UNAUDITED FINANCIAL STATEMENTS

For the nine months ended September 30,	2004			2003
			Income tax			Income tax
	Pre-tax	Effective	expense	Pre-tax	Effective	expense
Effective income tax rates on elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)
Net income excluding elements set out below	$158	28%	$44	$90	20%	$18
Impact of deliveries into forward gold sales contracts
in a low tax-rate jurisdiction	(67)	-	-	-	-	-
Non-hedge derivative gains (losses)	(1)	400%	(4)	25	1%	-
Other items	2	(50%)	(1)	34	35%	12
	$92	42%	$39	$149	20%	$30
Tax only items:
Recognition of deferred tax assets	-	(41%)	(38)	-	-	-
Release of deferred tax valuation allowances recorded in
prior years	-	-	-	-	(14%)	(21)
Other items	-	(1%)	(1)	-	-	-
Actual income tax rate	$92	-	$-	$149	6%	$9

Peruvian tax assessment

In 2002, one of our Peruvian subsidiaries received a revised income tax assessment of $32 million, excluding interest and penalties, from the Peruvian tax authority, SUNAT. The tax assessment related to a tax audit of our Pierina Mine for the 1999 and 2000 fiscal years. The assessment mainly related to the revaluation of the Pierina mining concession for the purpose of determining its tax basis. Under the valuation proposed by SUNAT, the tax basis of the Pierina assets would change from what we previously assumed with a resulting increase in current and deferred income taxes. The full life of mine effect on our current and deferred income tax liabilities was fully recorded at December 31, 2002, as were other related payments of about $21 million due for periods through 2003.

We believe that the tax assessment is incorrect and appealed the assessment to the Tax Court. On September 30, 2004 the Tax Court issued its decision in our favor. SUNAT has until early January 2005 to appeal the Tax Court's decision. If we are successful and our original valuation is confirmed as the appropriate tax basis of the Pierina assets, we would benefit from a $141 million reduction in current and deferred tax liabilities. The effect of this contingent gain, if any, will be recorded in the period the contingency is fully resolved, once all avenues of appeal have been explored by either Barrick or SUNAT.

In the event SUNAT successfully appeals the September 30, 2004 Tax Court ruling, Peruvian law will not require us to make payment of the disputed current taxes for the years covered by the tax assessment, pending the outcome of any final appeal process, a process which can take several years. Currently, the amount of income taxes potentially payable is $83 million.

We have not provided for $65 million of potential interest and penalties on the income tax assessed. Even if SUNAT were to prevail on appeal, we believe that we will prevail on the interest and penalties part, because the assessment runs counter to applicable law and previous Peruvian tax audits. The potential amount of interest and penalties will continue to increase over time while we contest the tax assessment. A liability for interest and penalties will only be recorded should it become probable that SUNAT's position on interest and penalties will be upheld on appeal.

Change in Australian tax regime

A new consolidation tax law has been enacted in Australia that allows wholly-owned groups of companies resident in Australia to elect to be treated as a single entity and to file consolidated tax returns. This new regime is elective and the election is irrevocable. An election is filed with a company's income tax returns, which are due by July 1 after each fiscal year and effective from January 1 of the applicable year covered by the tax return.

Under certain circumstances, the rules governing the election allow for a choice to reset the tax cost basis of certain assets within a consolidated group. We intend to file such an election for the 2004 fiscal year. This election will result in an estimated upward revaluation of the tax basis of our assets in Australia. We have estimated that the amount of the upward revaluation will be $101 million. The impact of recording this increase in the tax basis of our Australian assets in second quarter 2004 was to record a $30 million deferred tax asset and a corresponding deferred income tax credit.

BARRICK THIRD QUARTER 2004	39	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    9        EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
($ millions, except shares in millions and per share amounts)	2004	2003	2004	2003
Income available to common stockholders	$32	$35	$92	$123
Weighted average shares outstanding - basic	532	536	533	540
Effect of dilutive stock options	1	2	2	-
Weighted average shares outstanding on assumed conversions	533	538	535	540
Earnings per share
Basic and diluted	$0.06	$0.07	$0.17	$0.23
    10     COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses that are excluded from net income. These other gains and losses consist mainly of gains and losses on derivative instruments accounted for as cash flow hedges; unrealized gains and losses on available-for-sale securities; and foreign currency translation adjustments.

Accumulated other comprehensive income (loss) (OCI)
		2004			2003
	Pre-tax		Post-tax	Pre-tax		Post-tax
	Amount	Tax effect	Amount	Amount	Tax effect	amount
Foreign currency translation adjustments
At January 1	$(147)	$-	$(147)	$(144)	$-	$(144)
Translation adjustments recorded in the period	-	-	-	(5)	-	(5)
At September 30	$(147)	$-	$(147)	$(149)	$-	$(149)
Accumulated gains on cash flow hedges
At January 1	$288	$(99)	$189	$49	$(17)	$32
Changes in fair value of cash flow hedges (note 11D)	(8)	3	(5)	230	(81)	149
Transfer of hedge gains to earnings (note 11D)	(85)	30	(55)	(62)	18	(44)
Hedge ineffectiveness transferred to earnings (note 11D)	(2)	-	(2)	(10)	3	(7)
At September 30	$193	$(66)	$127	$207	$(77)	$130
Unrealized gains (losses) on available-for-sale securities
At January 1	$38	$-	$38	$(6)	$-	$(6)
Changes in fair value of securities	(20)	-	(20)	13	-	13
Impairment charges recorded in earnings (note 7)	1	-	1	7	-	7
At September 30	$19	$-	$19	$14	$-	$14
Additional minimum pension liability
At January 1 and September 30	$(7)	$-	$(7)	$(7)	$-	$(7)
Total accumulated OCI at September 30	$58	$(66)	$(8)	$65	$(77)	$(12)
BARRICK THIRD QUARTER 2004	40	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    11     DERIVATIVE INSTRUMENTS

    A      Use of derivative instruments

We use derivative instruments to mitigate the effects of certain risks that are inherent in our business, and also to take advantage of opportunities to secure attractive pricing for commodities, currencies and interest rates. The inherent risks that we most often attempt to mitigate by the use of derivative instruments occur from changes in commodity prices (gold, silver and fuel), interest rates and foreign currency exchange rates. Because we produce gold and silver, incur costs in foreign currencies, and invest and borrow in US dollars and are therefore subject to US interest rates, our derivative instruments cover natural underlying asset or liability positions. The purpose of the hedging elements of our derivative program is so that changes in the values of cash flows from or fair values of hedged items are offset by equivalent changes in the values of derivative instruments.

We do not hold derivatives for the purpose of speculation; our risk management programs are designed to enable us to plan our business effectively and, where possible, mitigate adverse effects of future movements in gold, silver and fuel prices, interest rates and foreign currency exchange rates. For a more detailed description of the types of derivative instruments we use, and our accounting policies for derivative instruments, refer to note 11 to our audited consolidated financial statements for the three years ended December 31, 2003.

    B      Derivative instruments outstanding as at September 30, 2004
Maturity		2004		2005		2006		2007		2008+		Total
Interest rate contracts
Receive-fixed swaps
Notional amount (millions)		$150		$75		$100		$725		$100		$1,150
Fixed rate (%)		3.6%		2.7%		3.0%		3.4%		4.1%		3.4%
Pay-fixed swaps
Notional amount (millions)		-		-		-		-		$664		$664
Fixed rate (%)		-		-		-		-		5.5%		5.5%
Bond Forward Contract
Notional amount (millions)		$50		-		-		-		-		$50
Fixed rate (%)		5.6%		-		-		-		-		5.6%
Net notional position		$100		$75		$100		$725		$(564)		$436
Foreign currency contracts
Canadian dollar forward purchase
contracts
C$ (millions)	C$	41	C$	316	C$	222	C$	139	C$	22	C$	740
Average price (US¢)		0.67		0.67		0.73		0.69		0.68		0.69
Australian dollar forward purchase
contracts
A$ (millions)	A$	159	A$	723	A$	370	A$	355	A$	19	A$	1,626
Average price (US¢)		0.60		0.63		0.63		0.63		0.53		0.62
Fuel contracts
Min-max options
Barrels WTI (thousands)		90		504		648		-		-		1,242
Cap		$30		$36		$40		-		-		$38
Floor		$23		$28		$30		-		-		$29
Forward purchase contracts
Barrels WTI (thousands)		-		264		340		378		-		982
Average price		-		$41		$38		$37		-		$39
BARRICK THIRD QUARTER 2004	41	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Classification of interest rate, foreign currency and fuel contracts
	Cash flow		Fair value
At September 30, 2004	hedge		hedge		Non-hedge			Total
Interest rate contracts
Receive-fixed swaps on cash balances		$650		$-		$-		$650
Receive-fixed swaps on debentures		-		500		-		500
		$650		$500		$-		$1,150
Pay-fixed swaps on Bulyanhulu project financing		$164		$-		$-		$164
Pay-fixed swaps on lease rate swaps		-		-		150		150
Pay-fixed swaps on expected debt issuance[1]		350		-		-		350
Bond forward on expected debt issuance[1]		50		-		-		50
		$564		$-		$150		$714

Canadian dollar contracts
Operating costs and expenses	C$	740	C$	-	C$	(15)	C$	725
Capital expenditures		15		-		-		15
	C$	755	C$	-	C$	(15)	C$	740
Australian dollar contracts
Operating costs and expenses	A$	1,241	A$	-	A$	13	A$	1,254
Capital expenditures		372		-		-		372
	A$	1,613	A$	-	A$	13	A$	1,626
Fuel contracts (Barrels WTI thousands)
Operating costs and expenses	2,066			-		158		2,224

[1]	In anticipation of issuing long-term debt obligations in fourth quarter 2004, we have entered into interest rate contracts for a total notional amount of $400 million that are designated as interest rate hedges and fix the underlying treasury interest rate component of the obligations.

We also held gold lease rate swaps at September 30, 2004 that are based on a notional amount of 2.1 million ounces of gold spread from 2004 to 2014 (see note 5). These gold lease rate contracts are classified as non-hedge derivatives.

    C      Unrealized fair value of derivative instruments (excluding normal sales contracts)
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Beginning of period	$166	$262	$337	$29
Derivative instruments settled	(34)	(25)	(101)	(55)
Change in fair value of derivative instruments:
Non-hedge derivatives	8	(25)	(3)	15
Cash flow hedges	76	11	(8)	230
Fair value hedges	4	(3)	(5)	1
End of period	$220[1]	$220	$220	$220

[1]	Recorded on the balance sheet as follows: $101 million in other current assets; $207 million in non-current assets as unrealized fair value of derivative contracts; $27 million in other current liabilities; and $61 million in other long-term obligations.

 The fair values of recorded derivative assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $16 million at September 30, 2004.

BARRICK THIRD QUARTER 2004	42	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    D      Change in gains (losses) accumulated in OCI for cash flow hedge contracts

			Foreign currency		Interest rate
	Commodity contracts		contracts		contracts		Fuel Contracts		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
At January 1	$-	$9	$280	$26	$9	$14	$(1)	$-	$288	$49
Changes in fair value	-	3	(5)	216	(16)	11	13	-	(8)	230
Hedge gains transferred to
earnings	-[1]	(10)[1]	(75)[2]	(41)[2]	(8)[3]	(11)[3]	(2)[2]	-[2]	(85)	(62)
Hedge ineffectiveness
transferred to earnings	-	-	(2)	(9)	-	(1)	-		(2)	(10)
At September 30	$-	$2	$198	$192	$(15)	$13	$10	$-	$193	$207

1 Included under revenues and by-product credits.
2 Included under operating expenses.
3 Included under interest income.

Based on the fair value of cash flow hedge contracts at September 30, 2004, in the next twelve months we expect to transfer hedge gains of $116 million from OCI to earnings, to be matched with the related hedged items. These gains will primarily be reflected as a reduction in cash operating costs and as a component of interest income.

    E       Non-hedge derivative gains (losses)
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Change in fair value of non-hedge derivatives
Commodity contracts	$2	$(6)	$(7)	$-
Currency contracts	3	(2)	(7)	4
Interest and lease rate contracts	3	(17)	11	11
	8	(25)	(3)	15
Hedge ineffectiveness recorded in earnings[1]	-	4	2	10
	$8	$(21)	$(1)	$25
[1]	During 2004, we determined that certain Australian dollar hedge contracts designated as hedges of forecasted capital expenditures no longer met the FAS 133 qualifying hedge criteria due to changes in the expected timing of the forecasted expenditures. On determining that these hedges were no longer effective for accounting purposes, gains totaling $nil on these contracts were transferred out of OCI to earnings for the three months ended September 30, 2004 (2003 - $4 million) and $2 million for the nine months ended September 30, 2004 (2003 - $10 million).
BARRICK THIRD QUARTER 2004	43	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    12    COMPONENTS OF OTHER NET OPERATING ACTIVITIES

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Add (deduct):
Foreign currency translation (gains) losses excluding the effect
of exchange rate changes on cash and equivalents	$(12)	$12	$(7)	$12
(Gains) losses on available-for-sale securities recorded in
earnings	-	(5)	(1)	3
Gains on sale of long-lived assets	(2)	(12)	(5)	(29)
Cumulative effect of changes in accounting policies	-	-	-	17
Accretion expense	6	5	14	13
Changes in capitalized mining costs	2	18	5	34
Changes in operating assets and liabilities:
Accounts receivable	(1)	-	(6)	5
Inventories	-	(1)	(26)	(3)
Accounts payable and accrued liabilities	11	13	31	(13)
Current income taxes accrued	3	42	33	74
Other assets and liabilities	(2)	(21)	-	(18)
Cash payments:
Reclamation and closure costs	(7)	(2)	(24)	(20)
Income tax refunds (payments)	11	(32)	(40)	(119)
Other net operating activities	$9	$17	$(26)	$(44)
    13    INVENTORIES, OTHER CURRENT ASSETS AND INVESTMENTS
	At September 30, 2004	At December 31, 2003
Inventories
Gold in process and ore in stockpiles	$112	$99
Mine operating supplies	71	58
	$183	$157
Other current assets
Derivative assets (note 11C)	$101	$154
Income taxes recoverable	11	-
Prepaid expenses	26	15
	$138	$169

Gold in process and ore in stockpiles excludes $81 million (December 31, 2003 — $64 million) of stockpiled ore that we do not expect to process in the following 12 months. This amount is included in other assets.

Investments

In first quarter 2004, we purchased a further 7% interest in the common shares of Highland Gold for cash consideration of $41 million. Combined with an initial investment made in fourth quarter 2003, we own a 17% interest in the outstanding common shares of Highland Gold. The investment is being accounted for as an available-for-sale security, with unrealized gains and losses recorded in other comprehensive income.

    14    PROPERTY, PLANT AND EQUIPMENT

At September 30, 2004, property acquisition and mine development costs included various properties in the exploration and development stage that are not presently being amortized. Details of the carrying amounts for major properties and the years we have targeted to put these properties into production and begin amortization are:

BARRICK THIRD QUARTER 2004	44	NOTES TO UNAUDITED FINANCIAL STATEMENTS

	Carrying amount	Carrying amount	Targeted timing of
Property	at September 30, 2004	at December 31, 2003	production start up
Veladero	$275	$68	2005
Lagunas Norte	129	9	2005
Cowal	93	49	2006
Pascua-Lama	207	189	2009
Other properties	240	213	-
Total	$944	$528

Capital commitments

In addition to entering into various operational commitments in the normal course of business, the Company has entered into a commitment of $70 million to be paid during 2004 and 2005 for the construction of a power plant for the Goldstrike mine.

    15    CAPITALIZED MINING COSTS

We charge most mine operating costs to inventory as incurred. However, we capitalize and amortize certain mining costs associated with open-pit deposits that have diverse ore grades and waste-to-ore ton ratios over the mine life. These mining costs arise from the removal of waste rock at our open-pit mines, and we commonly refer to them as "stripping costs". We charge to inventory amortization of amounts capitalized based on a "stripping ratio" using the units-of-production method.

This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing these costs, some mining companies expense them as incurred, which may result in the reporting of greater volatility in period-to-period results of operations. If we followed a policy of expensing these costs as incurred, then using this alternative policy, our reported cost of sales would have been $2 million lower for the three months ended September 30, 2004 (2003 — $18 million lower), and $5 million lower for the nine months ended September 30, 2004 (2003 - $34 million lower).

Capitalized mining costs represent the excess of costs capitalized over amortization recorded, although it is possible that a liability could arise if cumulative amortization exceeds costs capitalized. The carrying amount of capitalized mining costs is grouped with related mining property, plant and equipment for impairment testing purposes.

Effective January 1, 2004, we revised the estimated stripping ratios used for amortization purposes with a decrease in the stripping ratio at Goldstrike Open Pit and an increase in the stripping ratio at Pierina. The effect of this change in the three months ended September 30, 2004 was to reduce amortization of capitalized mining costs at Goldstrike Open Pit by $1 million, and increase amortization of capitalized mining costs at Pierina by $2 million. The effect of this change in the nine months ended September 30, 2004 was to reduce amortization of capitalized mining costs at Goldstrike Open Pit by $2 million, and increase amortization of capitalized mining costs at Pierina by $6 million.

The average remaining life of the open-pit mine operations where we capitalize these types of mining costs is eight years. We expect to expense all stripping costs by the end of the mine lives.

Average stripping ratios[1]
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Goldstrike Open Pit	109:1	112:1	109:1	112:1
Pierina	60:1	48:1	60:1	48:1

1 The stripping ratio is calculated as the ratio of total tons (ore and waste) of material to be moved compared to total recoverable ounces in proven and probable gold reserves.

BARRICK THIRD QUARTER 2004	45	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    16     LONG-TERM DEBT

Project financing - Veladero

One of our wholly-owned subsidiaries, Minera Argentina Gold S.A. in Argentina has a limited recourse amortizing loan for $250 million. We have guaranteed the loan until completion occurs. After completion, the loan will become non-recourse. The loan is insured for political risks by branches of the Canadian and German governments. The first drawdown on the loan occurred on August 31, 2004. The total drawdown as of September 30, 2004 was $167 million. The effective interest rate for third quarter 2004, including amortization of debt-issue costs and political risk insurance, was 5%. Scheduled repayments for each of the next five years are 2004 - $nil, 2005 - $nil, 2006 - $30 million, 2007 - $58 million, 2008 - $47 million, 2009 and thereafter - $115 million.

    17     CAPITAL STOCK

    A       Share repurchase program

During the three-month period ended March 31, 2004, we repurchased 4.47 million common shares for $95 million at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million, and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings. We did not repurchase any common shares in the remaining six-month period ended September 30, 2004.

    B      Barrick Gold Inc. ("BGI") Exchangeable Shares

In connection with a 1998 acquisition, BGI, formerly Homestake Canada Inc., issued 11.1 million BGI exchangeable shares. Each BGI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At September 30, 2004, 1.4 million BGI exchangeable shares were outstanding (excluding those held by Barrick and its subsidiaries), which are equivalent to 0.7 million Barrick common shares. The equivalent common share amounts are reflected in the number of common shares outstanding.

At any time on or after December 31, 2008, or when fewer than 1.4 million BGI exchangeable shares are outstanding, we have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI for holders of exchangeable shares.

Summarized financial information for BGI
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Total revenues and other income	$46	$60	$158	$165
Costs and expenses	(65)	(59)	(149)	(175)
Income (loss) before taxes	$(19)	$1	$9	$(10)
Net income (loss)	$(22)	$(4)	$1	$(24)

BARRICK THIRD QUARTER 2004	46	NOTES TO UNAUDITED FINANCIAL STATEMENTS

	At September 30, 2004	At December 31, 2003
Assets
Current assets	$100	$72
Non-current assets	189	233
	$289	$305
Liabilities and shareholders' equity
Other current liabilities	$35	$20
Intercompany notes payable	543	546
Other long-term liabilities	12	11
Deferred income tax liabilities	53	67
Shareholders' equity	(354)	(339)
	$289	$305
    18     EMPLOYEE STOCK-BASED COMPENSATION
Common stock options

Stock option activity (options in millions)
	Options	Average	Options	Average
	(number)	price (C$)	(number)	price (US$)
At January 1, 2004	21.5		2.3
Granted	0.8	$ 27.62	-	$-
Exercised	(1.1)	$ 24.89	(0.5)	$14.36
Canceled or expired	(0.9)	$ 27.93	(0.1)	$35.07
At September 30, 2004	20.3		1.7

Under Accounting Principles Board Opinion No. 25 (Accounting for Stock Issued to Employees) (APB 25), we record a compensation cost for stock options in earnings based on the excess, if any, of the quoted market price of the stock at the grant date of the award over the option exercise price. Generally, the exercise price for stock options granted to employees equals the fair market value of our common stock at the date of grant, resulting in no compensation cost.

FASB Statement No. 123 (Accounting for Stock-Based Compensation) (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and its related interpretations, and to provide disclosures of the pro forma effects of adoption had we recorded compensation expense under the fair value method.

Stock option expense (per share amounts in dollars)
	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Pro forma effects
Net income, as reported	$32	$35	$92	$123
Stock option expense	(8)	(6)	(22)	(18)
Pro forma net income	$24	$29	$70	$105
Net income per share
As reported[1]	$0.06	$0.07	$0.17	$0.23
Pro forma[1]	$0.04	$0.05	$0.13	$0.19

[1] Basic and diluted.

BARRICK THIRD QUARTER 2004	47	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    19     CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. Management and, where appropriate, legal counsel, assess such contingent liabilities, which inherently involves an exercise of judgment.

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that it is probable that a loss has been incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the consolidated financial statements. If the assessment suggests that a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent loss, together with an estimate of the range of possible loss, if determinable, is disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee.

Litigation and claims

Bre-X Minerals

On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint.

On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs' claims is not presently determinable.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Plaintiffs have not filed an interlocutory appeal of the Court's decision denying class certification to the Fifth Circuit Court of Appeals. On June 2, 2003, the Plaintiffs submitted a proposed Trial and Case Management Plan, suggesting that the Plan would cure the defects in the Plaintiffs' motions to certify the class. The Court has taken no action with respect to the proposed Trial and Case Management Plan. The Plaintiffs' case against the Defendants may now proceed in due course, but not on behalf of a class of Plaintiffs but only with respect to the specific claims of the Plaintiffs named in the lawsuit. Having failed to certify the case as a class action, we believe that the likelihood of any of the named Defendants succeeding against Barrick with respect to their claims for securities fraud is remote.

Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the US District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with which we entered into spot deferred contracts have manipulated the price of gold, in violation of US antitrust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard alleges that it has been injured as a seller of gold due to reduced interest in gold as an investment. Davies, a customer of Blanchard, alleges injury due to the reduced value of his gold

BARRICK THIRD QUARTER 2004	48	NOTES TO UNAUDITED FINANCIAL STATEMENTS

investments. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003, the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. The discovery process between the parties is continuing and a trial date has been set for April 2005, but may be delayed. We intend to defend the action vigorously.

McKenzie complaint

On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie, H.B.A. and H.B.I.A. AJM Corporation, and A.J. Miller, are alleged purchasers of gold and gold derivatives. The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan. Barrick has not been served with the complaint. If plaintiffs serve the complaint upon Barrick, we will defend the action vigorously.

Wagner complaint

On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the US District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated US securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004 Barrick A filed a motion to dismiss the Wagner complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick's motion to dismiss the action. The Court granted plaintiffs leave to file a Second Amended Complaint. The plaintiffs filed a second Amended Complaint on October 20, 2004. We intend to defend the action vigorously.

Wilcox complaint

On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill, which was owned, at different times, by various partnerships in which Homestake California held interests or directly by Homestake California. The Complaint was filed in the U.S. District Court for the District of New Mexico. The Complaint identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. We intend to defend the action vigorously.

Other

From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.

    20     DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited consolidated interim financial statements have been prepared in accordance with US GAAP. A reconciliation of our income statement, cash flow statement and balance sheet between US GAAP and Canadian GAAP is presented below together with a description of the significant measurement differences affecting these financial statements.

    A       Business combinations

The acquisitions of Sutton Resources Ltd. ("Sutton") and Homestake Mining Company ("Homestake"), which were accounted for using the pooling-of-interests method under US GAAP, were accounted for as a purchase under Canadian GAAP. Under US GAAP, the assets, liabilities and shareholders' equity of Sutton and Homestake were combined with the

BARRICK THIRD QUARTER 2004	49	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Company's own recorded amounts. Comparative figures were restated for all periods presented prior to the acquisitions to include the combined statements of income, cash flow and balance sheets of the merged entities adjusted to conform to our US GAAP accounting policies. Under Canadian GAAP, rules which existed at the time of the Sutton and Homestake acquisitions prior to the effective date of CICA 1581, Business Combinations, allowed for two possible accounting methods, the purchase method or the pooling-of-interests method. The selection of the method of accounting used for business combinations under the previous rules depended upon whether or not one of the combining companies could be identified as an acquirer. In situations where voting shares were issued or exchanged to effect the combination, factors relating to control over the resultant combined company were considered. Under these previous rules, due to the fact that the Barrick shareholders (as a group) held more than 50% of the voting shares of the combined company after the acquisitions of Sutton and Homestake, Barrick was identified as the acquirer, thereby requiring the purchase method to be used under Canadian GAAP. The application of the purchase method under Canadian GAAP required that identifiable assets and liabilities of the acquired entity be recorded at fair values at the date of acquisition, with any excess purchase price allocated to goodwill. This resulted in certain assets and liabilities being recorded at different carrying amounts under Canadian GAAP compared with US GAAP. These differences arise because their fair values at the date of acquisition differed from historic cost, which is the basis of accounting under the pooling-of-interests method under US GAAP. The assets and liabilities most significantly affected are: property, plant and equipment, intangible assets, inventories, and goodwill.

    B      Exploration and development expenditures

For Canadian GAAP purposes, we capitalize mine development costs on our properties after proven and probable reserves have been found. We also capitalize costs on properties where we have found non-reserve material that does not meet all the criteria required for classification as proven or probable reserves. Management's determination as to whether the existence of non-reserve material should result in the capitalization of costs or the material should be included in the amortization and recoverability calculations is based on various factors, including, but not limited to: the existence and nature of known mineralization; the location of the property (for example, whether the presence of existing mines and ore bodies in the immediate vicinity increases the likelihood of development of a mine on the property); the existence of proven and probable reserves on the property; whether the ore body is an extension of an existing producing ore body on an adjacent property; the results of recent drilling on the property; and the existence of a feasibility study or other analysis to demonstrate that the ore is commercially recoverable. Under US GAAP, exploration and development expenditures incurred on properties where mineralization has not been classified as a proven and probable reserve under SEC rules are expensed as incurred. Accordingly, certain expenditures are capitalized for Canadian GAAP purposes but expensed under US GAAP.

    C      Amortization of property, plant and equipment

Under Canadian GAAP, amortization of property, plant and equipment using the units-of-production method is calculated using historical capitalized costs plus future underground mine development costs for a whole mine and proven and probable mineral reserves and non-reserve material for the whole mine (when sufficient objective evidence exists to support a conclusion that it is probable the non-reserve material will be produced). For US GAAP purposes, amortization is calculated using historical capitalized costs incurred to access specific ore blocks or areas and only proven and probable reserves within the specific block or area; infrastructure and other common costs which have a useful life over the entire mine are amortized over total accessible proven and probable reserves of the mine. These different methods result in a different rate of amortization for Canadian GAAP.

In addition, a difference in the amount of amortization expense results where differences exist in the carrying amounts of property, plant and equipment between US GAAP and Canadian GAAP, due to the historic effects of the application of GAAP to these items (for example, arising from differences in business combinations accounting, capitalization of exploration expenditures, and accounting for asset retirement obligations).

    D      Amortization of intangible assets

In our Canadian GAAP financial statements, we have certain intangible assets that arose from the application of purchase accounting. These assets are not present in our US GAAP financial statements. Under Canadian GAAP, we amortize the carrying amounts of mining rights for proven and probable

BARRICK THIRD QUARTER 2004	50	NOTES TO UNAUDITED FINANCIAL STATEMENTS

reserves as gold is produced using the units of production method based on the estimated recoverable ounces in proven and probable reserves. Amortization of the carrying amounts of mining rights for mineralized material commences when the mineralized material is converted into proven and probable reserves. Intangible assets recorded under Canadian GAAP are tested for impairment using the same method that is applied to property, plant and equipment under Canadian GAAP.

    E       Goodwill

Under Canadian GAAP, on the acquisition of Homestake, goodwill was identified and was allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit.

We test goodwill for impairment annually in the fourth quarter of our fiscal year, however, if there is indication of an impairment in goodwill during the year, we will do an assessment at that time. This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill. We compare this fair value to the total carrying amount of the reporting unit (including goodwill). If the fair value exceeds this carrying amount, we consider that goodwill is not impaired. If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value.

    F       Future income taxes

In accordance with Canadian GAAP, we implemented CICA Handbook Section 3465 (Future income taxes) in 2000. Prior to the adoption of this standard, Canadian GAAP did not require recognition of the tax effects of temporary timing differences arising from acquisitions. Under US GAAP, acquisitions occurring prior to January 1, 2000 have been accounted for by grossing up assets and deferred tax liabilities for the underlying tax effect of treating the purchase consideration allocated to assets acquired that is not tax deductible as a temporary taxable timing difference. Historically, under the transition provisions of CICA 3465, the recorded amounts of assets acquired were not restated to reflect differences in their carrying amounts at acquisition for tax and accounting purposes. Consequently, under Canadian GAAP, property, plant and equipment was $190 million lower and future income tax liabilities were $94 million higher than the amounts recorded under US GAAP.

Where assets and liabilities are recorded at different carrying amounts for US GAAP and Canadian GAAP, due to differences in the accounting policies that affect these assets and liabilities, a difference also arises in the amount of temporary timing differences that give rise to deferred tax assets and liabilities. Consequently, the amounts of deferred tax assets and liabilities recorded under US GAAP differ from the amounts of future income taxes recorded under Canadian GAAP.

    G      Impairment evaluations for long-lived assets

In accordance with US GAAP, financing costs are excluded from the evaluation of long-lived assets for impairment purposes. Historically, under Canadian GAAP, financing costs are included, but where an asset is impaired, the asset is reduced to its net recoverable amount, calculated as the future estimated undiscounted net cash flow expected to be generated by the asset. Under US GAAP, if assets are impaired, a reduction in the carrying amount to estimated fair value is required. Fair value is calculated by discounting the estimated future net cash flows using a discount factor. The discount factor is our estimate of the risk-adjusted rate used to determine the fair value of our mining properties in a transaction between willing buyers and sellers. Current Canadian GAAP treatment conforms with current US GAAP treatment.

    H      Investments

Under US GAAP, investments which are considered to be "available for sale" securities are recorded at fair value, with unrealized gains or losses included in Comprehensive Income. Under Canadian GAAP, the concept of Comprehensive Income does not exist and these investments are recorded at cost.

    I        Derivative financial instruments

Under Canadian GAAP, derivative financial instruments that qualify for hedge accounting treatment are recognized on the balance sheet only to the extent that cash has been paid or received together with adjustments necessary to offset recognized gains or losses arising on the hedged items. Under US GAAP, such derivative financial instruments are recognized on the balance sheet at
BARRICK THIRD QUARTER 2004	51	NOTES TO UNAUDITED FINANCIAL STATEMENTS

fair value with a corresponding charge or credit recorded in Other Comprehensive Income.

    J       Minimum pension liability

Under US GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to Comprehensive Income. Canadian GAAP does not require us to record a minimum liability and does not have the concept of Comprehensive Income.

    K       Asset retirement obligations

Under US GAAP, a new policy was adopted effective January 1, 2003 based on a new standard published by the FASB, FAS 143 Asset Retirement Obligations. Under Canadian GAAP, a similar standard was effective for the Company's 2004 fiscal year, CICA 3110 - Asset Retirement Obligations. CICA 3110 requires retroactive restatement of financial statements for prior periods, and accordingly comparative information now reflects the requirements of CICA 3110. Both of these standards are established for the recognition and measurement of liabilities for legal obligations associated with the retirement of a long-lived asset that result from its acquisition, construction, development or normal operation. A liability is recorded for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset. In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized to expense over the asset's useful life. Under the original standards for Canadian and US GAAP prior to the adoption of FAS 143 and CICA 3110, total expected reclamation and closure costs (including legal and non-legal obligations) were recorded and charged to earnings over the life of a mine using the units of production method based on proven and probable reserves, and, for Canadian GAAP, non-reserve material expected to be converted into reserves. Under US GAAP, the effect of the adoption of FAS 143 was recorded in the income statement for the three months ended March 31, 2003. Under Canadian GAAP, the cumulative effect was recorded as an adjustment to the opening retained earnings for the earliest period presented. Due to the difference in timing of implementation of these standards, the amount of amortization and accretion recorded may differ under US and Canadian GAAP.

    L       Foreign currency

Under US GAAP, translation adjustments that arise on the translation of financial statements of entities whose functional currency is not the US dollar are reported as a component of Comprehensive Income. Under Canadian GAAP, the concept of Comprehensive Income does not exist and these translation adjustments are reported as a separate component of shareholders' equity, called "cumulative translation adjustments".

    M      Revenue

Under Canadian GAAP purchase accounting rules, Homestake gold sales contracts existing at the date of acquisition were recorded at fair value and any previous deferred revenue balances eliminated. As these contracts are delivered into, the revenue recorded under Canadian GAAP is reduced to the extent of the original fair value adjustment. Under US GAAP pooling rules, existing Homestake deferred revenue balances were carried forward and recorded in the period of delivery. Differences between Canadian and US GAAP revenue arise from these different business combination accounting practices.

    N      Other comprehensive income

Under US GAAP, certain assets and liabilities are remeasured at fair value, with changes in fair value recorded in Other Comprehensive Income. Under Canadian GAAP, these assets and liabilities are recorded at cost and they are not remeasured to fair value prior to the date they are realized or settled. The assets and liabilities affected are: investments, and derivative assets and liabilities that qualify for hedge accounting treatment.

    O      Stock-based compensation

Under US GAAP, FAS 123 (Accounting for Stock-Based Compensation), encourages, but does not require, companies to record compensation cost for stock-based compensation plans based on the fair value of options granted. We have elected to continue to account for stock-based compensation using the intrinsic value method under APB 25. Companies that follow this method are required to disclose the pro forma effect of recording compensation expense under the fair value method. Under Canadian GAAP, effective January 1, 2004, a new standard was applicable that requires the use of the fair value method of accounting for stock-based

BARRICK THIRD QUARTER 2004	52	NOTES TO UNAUDITED FINANCIAL STATEMENTS

compensation. This standard is CICA 3870, Stock-Based Compensation and other Stock-Based payments. CICA 3870 requires us to record a compensation expense in our income statement based on the fair value of options granted. The cumulative amount of compensation expense is recorded within contributed surplus in the balance sheet under Canadian GAAP, and the carrying amount is transferred out of contributed surplus into capital stock as stock options are exercised. We have elected to adopt CICA 3870 retroactively with restatement of prior periods to include an expense of the type that was previously included under the pro forma note disclosure.

    P      Consolidated Balance Sheets
	At September 30				At December 31
	2004				2003
				Canadian			Canadian
	Notes	US GAAP	Adjustments	GAAP	US GAAP	Adjustments	GAAP[1]
ASSETS
Current assets
Cash and equivalents		$775	$-	$775	$970	$-	$970
Accounts receivable		75	-	75	69	-	69
Inventories	A	183	2	185	157	3	160
Other current assets	I, M	138	(74)	64	169	(112)	57
		1,171	(72)	1,099	1,365	(109)	1,256
Investments	H	144	(19)	125	127	(38)	89
Property, plant and equipment	A, B, C, F, K	3,326	701	4,027	3,131	648	3,779
Capitalized mining costs, net		230	-	230	235	-	235
Intangible assets	A, D	-	655	655	-	683	683
Goodwill	A, E	-	1,081	1,081	-	1,081	1,081
Unrealized fair value of derivative contracts	I	207	(207)	-	256	(256)	-
Other assets	A, I, M	307	25	332	248	31	279
Total assets		$5,385	$2,164	$7,549	$5,362	$2,040	$7,402
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable		$310	$ -	$310	$245	$-	$245
Other current liabilities	I, K	118	(15)	103	105	14	119
		428	(15)	413	350	14	364
Long-term debt	I	867	3	870	719	(1)	718
Other long-term obligations	I, J, K	546	(37)	509	569	(43)	526
Deferred income tax liabilities	F	164	158	322	230	118	348
Total liabilities		2,005	109	2,114	1,868	88	1,956
Capital stock	A	4,109	869	4,978	4,115	874	4,989
Retained earnings (deficit)	A	(721)	1,175	454	(694)	1,162	468
Accumulated other comprehensive income
(loss)	N	(8)	8	-	73	(73)	-
Contributed surplus	O	-	27	27	-	13	13
Cumulative translation adjustments	L	-	(24)	(24)	-	(24)	(24)
Total shareholders' equity		3,380	2,055	5,435	3,494	1,952	5,446
Total liabilities and shareholders' equity		$5,385	$2,164	$7,549	$5,362	$2,040	$7,402

[1]	Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.

BARRICK THIRD QUARTER 2004	53	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    Q      Reconciliation of Consolidated Net Income

		Three months ended September 30,		Nine months ended September 30,
	Notes	2004	2003[4]	2004	2003[4]
Net income - US GAAP		$32	$35	$92	$123
Amortization of property, plant and equipment	C	12	20	35	49
Exploration and development expenditures	B	5	17	20	44
Amortization of intangible assets	D	(10)	(10)	(28)	(29)
Cumulative effect of accounting changes under US GAAP	C, K	-	-	-	17
Gains on asset sales[1]	A	-	(3)	(1)	(8)
Future income tax expense[2]	F	(2)	(6)	(7)	(14)
Deferred revenue	M	-	(8)	-	(22)
Stock-based compensation expense	O	(6)	(3)	(16)	(9)
Homestake inventory[3]	A	-	-	(1)	(1)
Other		2	2	4	3
Net income - Canadian GAAP		$33	$44	$98	$153
Net income per share (dollars)
Basic and fully diluted		$0.06	$0.09	$0.18	$0.29

[1]	The gain on sale under Canadian GAAP is different from US GAAP due to the fact that the carrying amount of assets sold was higher under Canadian GAAP.
[2]	The adjustment to future tax expense reflects the reversal of temporary timing differences under Canadian GAAP caused by other adjustments that were made to reconcile US GAAP net income to Canadian GAAP income. The adjustment also reflects other differences in accounting for income taxes as described in note F.
[3]	Certain ore in stockpile and in process inventory held by Homestake, which was adjusted to fair value at the date of acquisition, caused an adjustment to cost of sales when the inventory was processed and sold.
[4]	Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.
BARRICK THIRD QUARTER 2004	54	NOTES TO UNAUDITED FINANCIAL STATEMENTS

    R      Consolidated Statements of Cash Flow under Canadian GAAP

	Three months ended September 30,		Nine months ended September 30,
	2004	2003[2]	2004	2003[2]
OPERATING ACTIVITIES
Net income	$33	$44	$98	$153
Add (deduct):
Amortization	115	124	345	370
Non-hedge derivative (gains) losses	(8)	21	1	(25)
Change in capitalized mining costs	2	18	5	34
Future income taxes	4	(14)	(26)	(51)
Gains on sale of long-lived assets	(2)	(9)	(4)	(21)
Foreign currency translation (gains) losses	(13)	12	(8)	12
Accretion expense	7	5	15	14
Stock-based compensation expense	6	3	16	9
(Gains) losses on investments	-	(5)	(1)	3
Changes in operating assets and liabilities:
Accounts receivable	(1)	-	(6)	5
Inventories	-	(1)	(25)	(2)
Accounts payable and accrued liabilities	11	13	31	(13)
Current income taxes accrued	3	42	33	74
Other assets and liabilities	(3)	(15)	(2)	2
Cash payments:
Reclamation and closure costs	(7)	(2)	(24)	(20)
Income tax refunds (payments)	11	(32)	(40)	(119)
Net cash provided by operating activities[1]	158	204	408	425
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures	(224)	(98)	(558)	(262)
Sales proceeds	3	23	11	38
Purchase of investments	-	-	(45)	-
Other items	(4)	-	(7)	-
Net cash used in investing activities[1]	(225)	(75)	(599)	(224)
FINANCING ACTIVITIES
Capital stock
Proceeds from shares issued on exercise of stock options	3	8	29	11
Repurchased for cash	-	(91)	(95)	(154)
Long-term debt proceeds	167	-	167	-
Long-term debt repayments	-	-	(27)	(9)
Dividends	-	-	(59)	(60)
Other items	(16)	-	(16)	-
Net cash provided by (used in) financing activities	154	(83)	(1)	(212)
Effect of foreign exchange rate changes on cash	3	1	(3)	6
Net increase (decrease) in cash and equivalents	87	46	(192)	(11)
Cash and equivalents at beginning of period	685	992	970	1,044
Cash and equivalents at end of period	$775	$1,039	$775	$1,039

[1]	Exploration and development expenditures, and interest expense, that were capitalized under Canadian GAAP, but expensed under US GAAP were $6 million for the three months ended September 30, 2004 (2003 - $17 million), and $22 million for the nine months ended September 30, 2004 (2003 - $46 million), These amounts represent the differences in cash flows from operating and investing activities between US GAAP and Canadian GAAP.
[2]	Effective January 1, 2004, we adopted CICA 3870 and CICA 3110 and changed our accounting policies for stock options and asset retirement obligations. These pronouncements were adopted retroactively with restatement of prior periods.
BARRICK THIRD QUARTER 2004	55	NOTES TO UNAUDITED FINANCIAL STATEMENTS

Mine Statistics
	UNITED STATES
	Open Pit		Underground		Goldstrike Total		Round Mountain
Three months ended September 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	34,432	35,714	365	426	34,797	36,140	4,925	5,116
Tons processed (thousands)	2,697	2,433	378	410	3,075	2,843	8,910	7,688
Average grade (ounces per ton)	0.153	0.244	0.412	0.390	0.185	0.265	0.014	0.015
Recovery rate (percent)	86.7%	83.3%	90.0%	89.5%	87.4%	84.6%	n/a	n/a
Production (thousands of ounces)	356	495	140	143	496	638	106	92
Production costs per ounce
Cash operating costs	$229	$194	$257	$245	$236	$204	$178	$143
Royalties and production taxes	18	18	22	17	19	18	23	27
Total cash costs	247	212	279	262	255	222	201	170
Amortization	60	49	134	132	80	66	52	55
Total production costs	$307	$261	$413	$394	$335	$288	$253	$225
Capital expenditures (US$ millions)	$2	$6	$8	$6	$10	$12	$2	$3

Nine months ended September 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	104,266	108,545	1,200	1,211	105,466	109,756	15,007	19,829
Tons processed (thousands)	8,109	7,596	1,221	1,199	9,330	8,795	28,059	22,637
Average grade (ounces per ton)	0.147	0.198	0.392	0.384	0.179	0.223	0.015	0.018
Recovery rate (percent)	84.6%	82.3%	89.3%	87.9%	85.2%	83.6%	n/a	n/a
Production (thousands of ounces)	1,009	1,235	427	404	1,436	1,639	298	302
Production costs per ounce
Cash operating costs	$237	$209	$242	$232	$239	$215	$179	$148
Royalties and production taxes	17	18	22	19	18	19	28	20
Total cash costs	254	227	264	251	257	234	207	168
Amortization	61	52	129	123	81	70	56	53
Total production costs	$315	$279	$393	$374	$338	$304	$263	$221
Capital expenditures (US$ millions)	$19	$20	$20	$20	$39	$40	$4	$5

BARRICK THIRD QUARTER 2004	56	MINE STATISTICS

Mine Statistics
	AUSTRALIA
	Plutonic		Darlot		Lawlers		Kalgoorlie
Three months ended September 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	4,227	4,222	241	227	904	208	10,549	13,177
Tons processed (thousands)	596	768	226	220	229	191	1,839	1,883
Average grade (ounces per ton)	0.130	0.139	0.197	0.176	0.132	0.138	0.079	0.069
Recovery rate (percent)	90.2%	90.2%	94.6%	96.4%	95.2%	95.6%	88.2%	83.8%
Production (thousands of ounces)	72	96	42	37	29	25	129	109
Production costs per ounce
Cash operating costs	$212	$172	$185	$157	$240	$195	$216	$189
Royalties and production taxes	9	7	8	6	7	6	8	6
Total cash costs	221	179	193	163	247	201	224	195
Amortization	34	34	48	53	42	44	57	40
Total production costs	$255	$213	$241	$216	$289	$245	$281	$235
Capital expenditures (US$ millions)	$3	$15	$1	$2	$-	$3	$2	$10

Nine months ended September 30,	2004	2003	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	10,155	11,481	679	665	3,115	952	34,028	36,229
Tons processed (thousands)	2,018	2,279	646	655	649	597	5,272	5,327
Average grade (ounces per ton)	0.127	0.120	0.181	0.185	0.131	0.125	0.073	0.071
Recovery rate (percent)	89.9%	89.5%	96.1%	96.9%	96.2%	95.9%	86.9%	85.1%
Production (thousands of ounces)	231	246	112	118	82	72	334	321
Production costs per ounce
Cash operating costs	$206	$184	$191	$152	$238	$235	$220	$199
Royalties and production taxes	8	8	8	7	7	7	8	8
Total cash costs	214	192	199	159	245	242	228	207
Amortization	32	24	50	50	48	37	47	47
Total production costs	$246	$216	$249	$209	$293	$279	$275	$254
Capital expenditures (US$ millions)	$11	$40	$6	$5	$2	$13	$7	$12

BARRICK THIRD QUARTER 2004	57	MINE STATISTICS

Mine Statistics
	CANADA
	Hemlo		Eskay Creek		Holt-McDermott
Three months ended September 30,	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	1,172	1,050	69	71	106	132
Tons processed (thousands)	520	528	61	71	107	133
Average grade (ounces per ton)	0.109	0.145	1.050	1.387	0.152	0.192
Recovery rate (percent)	94.0%	95.3%	92.1%	93.7%	93.6%	94.5%
Production (thousands of ounces)	54	73	60	87	15	24
Production costs per ounce
Cash operating costs	$259	$202	$57	$4	$156	$202
Royalties and production taxes	9	9	6	5	1	-
Total cash costs	268	211	63	9	157	202
Amortization	54	41	220	139	83	134
Total production costs	$322	$252	$283	$148	$240	$336
Capital expenditures (US$ millions)	$2	$2	$1	$1	$-	$-

Nine months ended September 30	2004	2003	2004	2003	2004	2003
Tons mined (thousands)	3,533	3,139	201	208	380	415
Tons processed (thousands)	1,512	1,457	193	211	394	409
Average grade (ounces per ton)	0.127	0.147	1.194	1.417	0.149	0.172
Recovery rate (percent)	94.2%	95.0%	93.0%	93.6%	93.1%	94.5%
Production (thousands of ounces)	181	203	216	269	55	66
Production costs per ounce
Cash operating costs	$234	$218	$35	$58	$197	$248
Royalties and production taxes	9	8	5	4	-	-
Total cash costs	243	226	40	62	197	248
Amortization	48	41	171	132	114	127
Total production costs	$291	$267	$211	$194	$311	$375
Capital expenditures (US$ millions)	$5	$7	$5	$4	$-	$-

BARRICK THIRD QUARTER 2004	58	MINE STATISTICS

Mine Statistics
	PERU		TANZANIA
	Pierina		Bulyanhulu
Three months ended September 30,	2004	2003	2004	2003
Tons mined (thousands)	9,933	11,067	292	215
Tons processed (thousands)	4,571	-	283	213
Average grade (ounces per ton)	0.029	0.070	0.332	0.360
Recovery rate (percent)	-	-	88.5%	88.6%
Production (thousands of ounces)	133	215	83	68
Production costs per ounce
Cash operating costs	$118	$81	$268	$265
Royalties and production taxes	-	-	11	12
Total cash costs	118	81	279	277
Amortization	165	183	116	136
Total production costs	$283	$264	$395	$413
Capital expenditures (US$ millions)	$-	$4	$8	$8

Nine months ended September 30,	2004	2003	2004	2003
Tons mined (thousands)	30,568	29,395	860	687
Tons processed (thousands)	12,498	-	849	719
Average grade (ounces per ton)	0.037	0.075	0.348	0.371
Recovery rate (percent)	-	-	88.4%	88.0%
Production (thousands of ounces)	552	706	261	235
Production costs per ounce
Cash operating costs	$99	$81	$258	$218
Royalties and production taxes	-	-	12	11
Total cash costs	99	81	270	229
Amortization	165	183	109	122
Total production costs	$264	$264	$379	$351
Capital expenditures (US$ millions)	$2	$9	$26	$27

BARRICK THIRD QUARTER 2004	59	MINE STATISTICS

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5501
Email: investor@barrick.com	Email: inquiries@cibcmellon.ca
Website: www.barrick.com	Website: www.cibcmellon.com

SHARES LISTED (ABX)	Mellon Investor Services L.L.C.
The Toronto Stock Exchange	85 Challenger Road, Overpeck Center
The New York Stock Exchange	Ridgefield Park, New Jersey 07660
The London Stock Exchange	Tel: (201) 329-8660
The Swiss Stock Exchange	Toll-free within the United States:
La Bourse de Paris	1-800-589-9836
Website: www.mellon-investor.com

INVESTOR CONTACT:
Darren Blasutti
Vice President, Investor Relations
Tel: (416) 307-7341
Email: dblasutti@barrick.com

MEDIA CONTACT:
Vincent Borg
Vice President, Corporate Communications
Tel: (416) 307-7477
Email: vborg@barrick.com

Certain statements included herein, including those regarding production, costs, timing of permitting, construction or production, and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, the Management's Discussion and Analysis includes many such forward-looking statements and the Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as silver, copper, fuel and electricity) and currencies; changes in interest rates or gold lease rates that could impact realized prices under our forward sales program; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's Management's Discussion and Analysis contained in its 2003 Annual Report and its most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.